      As Filed with the Securities and Exchange Commission on August __, 1997

                                                    Registration No. 333-26505


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                         Pre-Effective Amendment No.1
                                      to
                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


               UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
                             (Exact name of trust)

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                              (Name of depositor)

                            2001 Third Avenue South
                           Birmingham, Alabama 35233
         (Complete address of depositor's principal executive offices)

(Name and complete address
of agent for service)                       Copy to:

James L. Sedgwick, Esq.                     Frederick R. Bellamy, Esq.
United Investors Life Insurance Company     Sutherland, Asbill & Brennan, L.L.P.
2001 Third Avenue South                     1275 Pennsylvania Avenue, N.W.
Birmingham, Alabama 35233                   Washington, DC  20004-2404



                 Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement

  Securities Being Offered: Flexible Premium Variable Life Insurance Policies

          Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of the securities being offered.

          The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

               UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT

                    UNITED INVESTORS LIFE INSURANCE COMPANY

               Cross Reference to Items Required by form N-8B-2

N-8B-2 Item         Caption in Prospectus
-----------         ---------------------
1                   Cover Page
2                   Cover Page
3                   Not applicable
4                   Sale of the Policies
5                   The Variable Account
6                   The Variable Account
7                   Not applicable
8                   The Variable Account
9                   Litigation
10                  Summary and Diagram of the Policy; Premiums; Net Premium
                    Allocations; Death Benefits; Other Policy Provisions; Surrender
                    of the Policy; Loan Benefits; The Variable Account and
                    TMK/United; Voting of Portfolio Shares
11                  The Variable Account and TMK/United; Net Premium Allocations
12                  The Variable Account and TMK/United; Net Premium Allocations
13                  Charges and Deductions; Assignment and Change of Owner; Other
                    Policy Provisions
14                  Facts About the Policy
15                  Premiums; Planned Premiums; Net Premium Allocations
16                  Net Premium Allocations
17                  Free Look Right to Cancel Policy; Surrender of the Policy;
                    Partial Surrenders; Loan Benefits; Requesting Payments; Other
                    Policy Provisions
18                  The Variable Account and TMK/United; Other Policy Provisions
19                  Reports to Owners
20                  Not applicable
21                  Loan Benefits
22                  Other Policy Provisions
23                  Not applicable
24                  Not applicable
25                  United Investors
26                  Not applicable
27                  United Investors
28                  Directors and Officers of United Investors
29                  United Investors
30                  Not applicable
31                  Not applicable
32                  Not applicable
33                  Not applicable

34                  Not applicable
35                  United Investors
36                  Not applicable
37                  Not applicable
38                  Sale of the Policies
39                  Sale of the Policies
40                  Not Applicable
41                  Sale of the Policies
42                  Not applicable
43                  Not applicable
44                  Policy Account Values
45                  Not applicable
46                  Policy Account Values
47                  Net Premium Allocations
48                  United Investors
49                  Not applicable
50                  The Variable Account and TMK/United
51                  Premiums; Net Premium Allocations; Charges and Deductions;
                    Surrender of the Policy
52                  The Variable Account and TMK/United
53                  Tax Considerations
54                  Not applicable
55                  Hypothetical Illustrations
56                  Not applicable
57                  Not applicable
58                  Not applicable
59                  Financial Statements

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               U N I T E D   I N V E S T O R S

               U N I V E R S A L   L I F E

               VARIABLE ACCOUNT

               FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

               PROSPECTUS DATE       , 1997

               United Investors Life Insurance Company
               Administrative Office
               2323 Bryan Street, Suite 1100
               Dallas, Texas 75221

               (800) 451-6923
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               This prospectus describes a flexible premium variable life insurance policy ("Policy") offered by United Investors Life Insurance Company ("United Investors," "we," "us," or "our").
               The Policy provides life insurance protection on the insured
               (the "Insured") up to the Maturity Date. It also provides flexibility to vary the amount and timing of premiums and to change the amount of Death Benefits payable under the Policy. This flexibility allows the purchaser of a Policy ("you,"
               "your," or the "Owner,") to provide for changing insurance needs under a single insurance policy.
               You may allocate net premiums and Policy Value to the United Investors Universal Life Variable Account (the "Variable Account"), to United Investors' general account (the "Fixed Account"), or to a combination of both within certain limits.
               The Variable Account is divided into 11 investment divisions (each, an "Investment Division"). Assets of each Investment Division are invested in a corresponding investment portfolio (each, a "Portfolio") of TMK/United Funds, Inc. ("TMK/United"). The Portfolios currently available include:

                ASSET STRATEGY       HIGH INCOME         MONEY MARKET
                PORTFOLIO            PORTFOLIO           PORTFOLIO
                BALANCED PORTFOLIO   INCOME PORTFOLIO    SCIENCE AND
                BOND PORTFOLIO       INTERNATIONAL       TECHNOLOGY  PORTFOLIO
                GROWTH PORTFOLIO     PORTFOLIO           SMALL CAP PORTFOLIO

                                     LIMITED-TERM BOND
                                      PORTFOLIO

               The accompanying prospectus for TMK/United describes each of the Portfolios, including the risks of investing in each Portfolio, and provides other information about TMK/United. You bear the entire investment risk for all amounts allocated or transferred to the Investment Divisions because the Policy Value will vary with the investment performance of the Investment Divisions you select. United Investors guarantees that amounts allocated to the Fixed Account will earn a guaranteed minimum interest rate of at least 4% per year.

               You can select from two Death Benefit Options available under the Policy: Option A (greater of Face Amount or a multiple of Policy Value); and Option B (greater of Face Amount plus Policy Value, or a multiple of Policy Value).

               THE POLICY PROVIDES FOR A CASH SURRENDER VALUE. BECAUSE THIS VALUE IS BASED ON THE PERFORMANCE OF THE INVESTMENT DIVISIONS, THERE IS NO GUARANTEED MINIMUM CASH SURRENDER VALUE FOR AMOUNTS ALLOCATED TO THE VARIABLE ACCOUNT. The Net Cash Surrender Value is the Cash Surrender Value reduced by any Loan Balance. If the Net Cash Surrender Value is insufficient to cover the charges due under the Policy, the Policy will terminate without value. However, the Policy will not terminate during the Death Benefit Guarantee Period, regardless of the sufficiency of the Net Cash Surrender Value, as long as the minimum premiums for the Death Benefit Guarantee have been paid. The Policy also provides for transfers among Investment Divisions, Policy Loans and permits Partial Surrenders (withdrawals) within limits.
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               THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR
               FUTURE REFERENCE. A PROSPECTUS FOR TMK/UNITED FUNDS, INC. MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION
               WITH THIS PROSPECTUS.
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               THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
               CRIMINAL OFFENSE.
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                               TABLE OF CONTENTS
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                                                                            PAGE
SUMMARY AND DIAGRAM OF THE POLICY..........................................   3
DEFINITIONS................................................................   7
UNITED INVESTORS...........................................................   8
THE VARIABLE ACCOUNT AND TMK/UNITED........................................   8
FACTS ABOUT THE POLICY.....................................................  10
  Applying for a Policy....................................................  10
  Free Look Right to Cancel Policy.........................................  10
  Premiums.................................................................  10
  Planned Premiums.........................................................  10
  Premiums to Prevent Termination..........................................  11
  Death Benefit Guarantee..................................................  11
  Crediting Premiums to the Policy.........................................  11
  Net Premium Allocations..................................................  11
  Fixed Account Option.....................................................  12
  Transfers................................................................  12
  Dollar-Cost Averaging....................................................  12
  Surrender of the Policy..................................................  13
  Partial Surrenders.......................................................  13
  Loan Benefits............................................................  13
  Requesting Payments......................................................  14
  Other Changes............................................................  14
  Reports to Owners........................................................  15
  Other Policy Provisions..................................................  15
  Assignment and Change of Owner...........................................  15
  Supplemental Benefits....................................................  15
CHARGES AND DEDUCTIONS.....................................................  16
POLICY VALUES..............................................................  18
  Policy Value.............................................................  18
  Cash Surrender Value.....................................................  18
  Net Cash Surrender Value.................................................  18
  Variable Account Value...................................................  19
  Fixed Account Value......................................................  20
DEATH BENEFITS.............................................................  20
  Amount of Death Benefit Payable..........................................  20
  Death Benefit Options....................................................  20
  Changing the Death Benefit Option........................................  21
  Changing the Face Amount.................................................  21
  Effect of Partial Surrenders on the Death Benefit........................  22
  Changing the Beneficiary.................................................  22
HYPOTHETICAL ILLUSTRATIONS.................................................  23
TAX CONSIDERATIONS.........................................................  32
ADDITIONAL INFORMATION.....................................................  36
  Directors and Officers of United Investors...............................  36
  Sale of the Policies.....................................................  37
  Voting of Portfolio Shares...............................................  37
  Other Information........................................................  37
  Litigation...............................................................  37
  Legal Matters............................................................  38
  Experts..................................................................  38
  Financial Statements.....................................................  38

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE.

                       SUMMARY AND DIAGRAM OF THE POLICY

  The following summary of prospectus information and diagram of the important features of the Policy should be read in conjunction with the more detailed information appearing elsewhere in this prospectus. Unless otherwise indicated, the description of the Policy in this prospectus assumes that the Policy is in force and there is no outstanding Loan Balance. Definitions of certain terms used in this prospectus may be found by referring to the "Definitions" section immediately following the diagram.

  THE POLICY. The Policy is designed to provide life insurance coverage on a named Insured up to the Maturity Date, cash values, surrender rights, loan privileges, and other features associated with conventional life insurance. You should consider the Policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the Policy.

  The Cash Surrender Value may be substantially lower than the premiums paid. The Policy Value may decrease if the investment performance of the Investment Divisions to which Policy Value is allocated is sufficiently adverse or not sufficiently positive to cover the charges under the Policy. IF THE NET CASH SURRENDER VALUE BECOMES INSUFFICIENT TO COVER CHARGES WHEN DUE AND THE DEATH BENEFIT GUARANTEE IS NOT IN EFFECT, THE POLICY WILL TERMINATE WITHOUT VALUE AFTER A GRACE PERIOD. SEE "PREMIUMS TO PREVENT TERMINATION."

  TAX CONSIDERATIONS. United Investors intends for the Policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain circumstances, a Policy could be treated as a "modified endowment contract." We will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a modified endowment contract. For further discussion of the tax status of a Policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see "Tax Considerations."

  FREE LOOK RIGHT TO CANCEL. For a limited time after the Policy is issued, you have the right to cancel your Policy and receive a full refund of all premiums paid. See "Free Look Right to Cancel Policy."

  OWNER INQUIRIES. If you have any questions, you may write or call our Administrative Office at 2323 Bryan Street--Suite 1100, P.O. Box 219065, Dallas, TX 75221-9065, (800) 451-6923.

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                               DIAGRAM OF POLICY
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                                    PREMIUMS

* You select a payment plan but are not required to pay premiums according to the plan. You can vary the frequency and amount, within limits, and can skip planned premiums. See "Planned Premiums." UNDER CERTAIN CIRCUMSTANCES, EXTRA PREMIUMS MAY BE REQUIRED TO PREVENT TERMINATION. SEE "PREMIUMS TO PREVENT TERMINATION."

* Minimum initial premium and planned premium depend on the Insured's age, sex, risk class, Face Amount selected, and any supplemental benefit riders. See "Premiums."

* Unplanned premiums may be made, within limits. See "Premiums."
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                          ALLOCATIONS OF NET PREMIUMS

* A 3.5% premium expense charge is deducted from each premium before allocation resulting in a Net Premium.

* No sales load is deducted from premiums.

* You direct the allocation of Net Premiums among the Investment Divisions and the Fixed Account. See "Net Premium Allocations" for rules and limits.

* Interest is credited on amounts allocated to the Fixed Account at a rate determined by United Investors, but not less than an annual effective rate of 4%. See "Transfers" for rules and limits on Fixed Account allocations.
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               PORTFOLIOS AVAILABLE THROUGH INVESTMENT DIVISIONS

* The Investment Divisions invest in corresponding Portfolios of TMK/United Funds, Inc. See "TMK/United."

* THE POLICY VALUE IN THE INVESTMENT DIVISIONS IS NOT GUARANTEED AND MAY DECREASE OR INCREASE. PRINCIPAL IS NOT GUARANTEED.

* The Portfolios currently available and their management fees and other expenses (expressed as a percentage of net assets of each Portfolio) are as follows. The figures are for 1996 (except for Science and Technology which are estimates for 1997 because it commenced operations on April 4, 1997). Future fees and expenses may be higher or lower.

                        TMK/UNITED ANNUAL EXPENSES

                                        ASSET
                                       STRATEGY BALANCED BOND  GROWTH HIGH INCOME
                                       -------- -------- ----  ------ -----------
Management Fees.......................   .80%     .60%   .53%   .70%      .65%
Other Expenses........................   .13%     .10%   .06%   .03%      .06%
                                         ---      ---    ---    ---       ---
Total Annual Expenses.................   .93%     .70%   .59%   .73%      .71%

                                              LIMITED-
                                                TERM   MONEY  SCIENCE AND
                         INCOME INTERNATIONAL   BOND   MARKET TECHNOLOGY  SMALL CAP
                         ------ ------------- -------- ------ ----------- ---------
Management Fees.........  .70%       .80%       .55%    .50%      .70%       .85%
Other Expenses..........  .03%       .20%       .21%    .11%      .03%       .06%
                          ---       ----        ---     ---       ---        ---
Total Annual Expenses...  .73%      1.00%       .76%    .61%      .73%       .91%

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                             DEDUCTIONS FROM ASSETS

* A monthly deduction is made for: (1) cost of insurance; (2) a monthly administrative charge (currently $5.00; maximum is $7.50); (3) a Guaranteed Death Benefit Charge of $0.01 per $1,000 of Face Amount as long as the Death Benefit Guarantee remains in effect; and (4) any supplemental benefit charges. See "Charges and Deductions--Monthly Deduction."

* A daily charge for mortality and expense risks at a current effective annual rate of 0.90% during the first 10 years of the Policy (0.70% thereafter) is deducted from assets in the Investment Divisions. The maximum mortality and expense risk charge is 0.90% for all Policy Years. See "Charges Deducted From the Investment Divisions." This charge is not deducted from Fixed Account Value.

* Management fees and other expenses are deducted from the assets of each Portfolio. See "Portfolios Available Through Investment Divisions."

* See "Allocations of Net Premiums" and "Cash Benefits" for other charges and deductions.
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                                  POLICY VALUE

* The Policy Value is the sum of the amounts in the Investment Divisions and in the Fixed Account credited to your Policy. See "Policy Value," "Fixed Account Value," and "Variable Account Value."

* Policy Value varies from day to day to reflect Investment Division investment experience, interest credited on Fixed Account allocations, charges deducted and other Policy transactions (such as Policy Loans, transfers and Partial Surrenders.)

* Policy Value can be transferred ($100 minimum) among the Investment Divisions and the Fixed Account up to 12 times in a Policy Year. See "Transfers" for rules and limits. Policy Loans reduce the amount available for allocations and transfers.

* Policy Value serves as the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit (under Option B).

* THERE IS NO MINIMUM GUARANTEED POLICY VALUE. THE POLICY MAY TERMINATE ON A MONTHLY ANNIVERSARY IF THE NET CASH SURRENDER VALUE IS INSUFFICIENT TO COVER
THE MONTHLY DEDUCTION THEN DUE AND THE DEATH BENEFIT GUARANTEE IS NOT IN
EFFECT.
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                                 CASH BENEFITS

* Loans may be taken for amounts up to 90% of Cash Surrender Value. See "Policy Loans" and "Tax Considerations."

* Partial Surrenders generally can be made at any time during the Insured's life before the Policy is terminated provided there is sufficient remaining Net Cash Surrender Value. A Partial Surrender charge equal to the lesser of $25 or 2% of the Partial Surrender amount requested, plus a portion of the surrender charge, will be charged for each Partial Surrender. See "Partial Surrenders" for rules and limits.

* The Policy can be surrendered at any time for its Net Cash Surrender Value (Policy Value minus any applicable surrender charge minus any Loan Balance). See "Full Surrenders."

* A surrender charge will be deducted from the Policy Value upon a full surrender of the Policy prior to the end of the 16th Policy Year or the end of the 16th year after an increase in Face Amount. The surrender charge varies based on the Insured's age on the Policy Date or Attained Age at the time of an increase and is a stated amount per $1,000 of Face Amount. For each age, the surrender charge is imposed on full surrenders during the first five Policy Years (or first five years after an increase in Face Amount). For each age, the surrender charge then decreases annually beginning in the sixth Policy Year until it reaches zero at the end of the 16th Policy Year. See "Surrender Charge."

* A variety of payment options are available.
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                                DEATH BENEFITS

* Death Benefits are available as lump sum or under a variety of payment options.

* The minimum Face Amount available varies based on the age and risk class of the Insured.

* Death Benefits are available in two Death Benefit Options: Option A (greater of Face Amount or a multiple of Policy Value); or Option B (greater of Face Amount plus the Policy Value, or a multiple of Policy Value). See "Death Benefits."

* There is flexibility to change the Face Amount and to change the Death Benefit Option. See "Changing the Face Amount" and "Changing the Death Benefit Option" for rules and limits.

* The Death Benefit Guarantee keeps the Policy in force regardless of sufficiency of Net Cash Surrender Value as long as cumulative premiums paid on the Policy, less any Partial Surrenders and any Loan Balance, are at least equal to (a) the Minimum Monthly Premium multiplied by (b) the number of months the Policy has been in force. See "Death Benefit Guarantee."

* The Death Benefit generally should be excludable from the gross income of the Beneficiary. See "Tax Considerations."
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                                  DEFINITIONS
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Administrative Office... 2323 Bryan Street--Suite 1100, P.O. Box 219065,
                         Dallas, TX 75221-9065, (800) 451-6923.

Attained Age............ The age of the Insured on his or her last birthday at the beginning of each Policy Year.

Cash Surrender Value.... Policy Value less any applicable surrender charges.

Death Benefit........... The amount of insurance payable to the Beneficiary on the death of the insured.

Death Benefit Guarantee
Period.................. The period in which the Death Benefit is guaranteed to remain in effect as long as the sum of the premiums paid minus any Partial Surrenders and any Loan Balance equals or exceeds the Minimum Monthly Premium multiplied by the number of months the Policy is in force.

Death Benefit Option.... One of two options under the Policy that is used to determine the amount of the Death Benefit.

Fixed Account........... A part of the general account of United Investors
                         Life Insurance Company. The general account consists of all assets of United Investors Life Insurance Company other than those in any separate account.

Fixed Account Value..... The Policy Value in the Fixed Account.

Loan Balance............ The sum of all outstanding loans including principal and interest.

Maturity Date........... Policy Anniversary on or next following the Insured's
                         100th Birthday.

Minimum Monthly
Premium................. For any Policy Month during the Death Benefit
                         Guarantee Period, the minimum amount of premium required to keep the Death Benefit Guarantee in effect.

Monthly Anniversary..... The same day each month as the Policy Date. If the
                         Monthly Anniversary falls on a date other than a Valuation Date, the next following Valuation Date will be deemed the Monthly Anniversary.

Net Cash Surrender
Value................... Cash Surrender Value less any Loan Balance.

Net Premium............. The premium received less the premium expense charge.

Partial Surrender....... A request to withdraw a portion of the Net Cash
                         Surrender Value. A Partial Surrender will be subject to a surrender charge.

Policy Anniversary...... The same day and month as the Policy Date each year that the Policy remains in force. If the Policy Anniversary falls on a date other than a Valuation Date, the next following Valuation Date will be deemed the Policy Anniversary.

Policy Date............. The date from which Policy Anniversaries and Policy
                         Years are determined. Your Policy Date is shown in your Policy.

Policy Loan............. A request to borrow a portion of the Net Cash
                         Surrender Value.

Policy Month............ The first Policy Month starts on the Policy Date.
                         Subsequent Policy Months start on the Monthly Anniversary.

Policy Value............ The sum of the Variable Account Value and the Fixed
                         Account Value.

Valuation Date.......... Each day that the New York Stock Exchange is open for trading.

Valuation Period........ The period of time beginning at the close of the New
                         York Stock Exchange on one Valuation Date and ending at the close of the New York Stock Exchange on the next Valuation Date.

Variable Account Value.. The sum of the values of the Investment Divisions under the Policy.

We, Us, or United
Investors............... United Investors Life Insurance Company.

You and Your............ The Owner of the Policy.

                               UNITED INVESTORS

  UNITED INVESTORS LIFE INSURANCE COMPANY. United Investors is a Missouri Stock life insurance company that was incorporated on August 17, 1981 as the successor to a company of the same name established in Missouri on September 27, 1961. United Investors is indirectly owned by Torchmark Corporation. United Investors is principally engaged in offering life insurance and annuity contracts and is authorized to do business in the District of Columbia and all states except New York. United Investors also serves as the depositor to United Investors Life Variable Account, an investment company supporting other variable life insurance policies issued by United Investors. United Investors' address is 2001 Third Avenue South, Birmingham, Alabama 35233. See "Directors and Officers of United Investors" for information on the directors and officers of United Investors.

                      THE VARIABLE ACCOUNT AND TMK/UNITED

  THE VARIABLE ACCOUNT. United Investors established United Investors Universal Life Variable Account (the "Variable Account") as a separate investment account under Missouri law on April 18, 1997. United Investors owns the assets in the Variable Account and is obligated to pay benefits under the Policies. The Variable Account is used to support the Policies as well as for other purposes permitted by law. The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act") and qualifies as a "separate account" within the meaning of the federal securities laws. Such registration does not involve any supervision by the SEC of the management of the Variable Account or United Investors.

  The Variable Account is divided into Investment Divisions, each of which currently invests in shares of a specific Portfolio of TMK/United Funds, Inc. See "TMK/United." These Investment Divisions buy and redeem Portfolio shares at net asset value. Any dividends and distributions from security transactions of a Portfolio are reinvested at net asset value in shares of the same Portfolio. Income, gains and losses, realized or unrealized, of an Investment Division are credited to or charged against that Investment Division without regard to any other income, gains or losses of United Investors. Assets equal to the reserves and other contract liabilities with respect to each Investment Division are not chargeable with liabilities arising out of any other business or account of United Investors. If the assets exceed the required reserves and other liabilities, United Investors may transfer the excess to its general account.

  The Variable Account may include other Investment Divisions that are not available under the Policy and are not otherwise discussed in this prospectus. United Investors may substitute another Investment Division or insurance company separate account under the Policy if, in United Investors' judgment, investment in an Investment Division should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another Investment Division or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

  United Investors may make changes to the Variable Account to the extent permitted by applicable law and regulations. These changes may include: (1) operating the Variable Account as a management company under the 1940 Act, or in any other form permitted by law, if we deem it to be in the best interest of Owners; (2) deregistering the Variable Account under the 1940 Act if such registration is no longer required; or (3) combining the Variable Account with other separate investment accounts.

  TMK/UNITED. The Variable Account has eleven Investment Divisions, each investing in a specific Portfolio of TMK/United. TMK/United is a series-type fund registered with the SEC as a diversified open-end management investment company under the 1940 Act. Waddell & Reed Investment Management Company ("Waddell & Reed"), an affiliate of United Investors, is the manager of TMK/United and provides investment advisory services to TMK/United. Waddell & Reed maintains a large staff of experienced investment personnel and provides investment advice to and supervises investments of a number of mutual funds. Each Portfolio pays Waddell & Reed a management fee for managing that Portfolio's investments. See "Summary and Diagram of the Policy" and the accompanying prospectus for TMK/United. The investment objective(s) of each of the Portfolios in which Investment Divisions invest are summarized below. There is no assurance that these objectives will be met. Further information about the Portfolios is contained in the accompanying prospectus for TMK/United, which you should read in conjunction with this prospectus.

    ASSET STRATEGY PORTFOLIO seeks high total return with reduced risk over the long term. It diversifies among stocks, bonds, and short-term instruments, both in the United States and abroad.

    BALANCED PORTFOLIO primarily seeks current income with a secondary goal of long-term appreciation of capital by investing in a variety of securities, including debt securities, common stocks and preferred stocks.

    BOND PORTFOLIO seeks to provide current income with an emphasis on preservation of capital. It invests primarily in debt securities of varying yields, quality and maturities.

    GROWTH PORTFOLIO primarily seeks capital growth. As a secondary goal it seeks current income. It invests primarily in common stocks or securities convertible into common stocks.

    HIGH INCOME PORTFOLIO primarily seeks high current income. As a secondary goal it seeks capital growth when consistent with the primary goal. It invests primarily in high-yield, high-risk fixed-income securities, commonly known as "junk bonds," but may have up to 20% of its assets in common stocks.

    INCOME PORTFOLIO seeks to maintain current income, subject to market conditions. It invests primarily in common stocks or securities convertible into common stocks.

    INTERNATIONAL PORTFOLIO primarily seeks long-term appreciation of capital with a secondary goal of current income by investing primarily in securities issued by companies or governments of any nation.

    LIMITED-TERM BOND PORTFOLIO seeks a high level of current income consistent with preservation of capital by investing primarily in debt securities of investment grade, including debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The Portfolio seeks to maintain a dollar-weighted average maturity of its portfolio of two to five years.

    MONEY MARKET PORTFOLIO seeks to maximize current income consistent with stability of principal. It may invest in money market securities such as bank obligations and instruments secured by bank obligations, commercial paper and corporate debt obligations and obligations of the U.S. and Canadian Governments or their respective agencies and instrumentalities.

    SCIENCE AND TECHNOLOGY PORTFOLIO seeks long-term capital growth through investments primarily in science and technology securities.

    SMALL CAP PORTFOLIO seeks capital growth through a diversified holding of securities, primarily in the common stocks of, or securities convertible into the common stocks of, relatively new or unseasoned companies, companies which are in their early stages of development or smaller companies positioned in new and emerging industries where the opportunity for rapid growth is above average.

                            FACTS ABOUT THE POLICY

  APPLYING FOR A POLICY. To purchase a Policy, you must complete an application and submit it to United Investors' Administrative Office at the address listed on the front of this prospectus. You also must pay an initial premium which varies by age, sex and risk class. See "Premiums," below. Your initial premium can be submitted with your application, subject to our underwriting rules, or at a later date. Coverage becomes effective as of the Policy Date. If an individual dies before the Policy Date, United Investors' sole liability will be to return the premiums paid plus any interest earned on it unless a Temporary Insurance Agreement is in effect.

  Generally, United Investors will issue a Policy covering an Insured up to age 75 if evidence of insurability satisfies our underwriting rules. Evidence of insurability may include, among other things, a medical examination of the Insured. United Investors may, in its sole discretion, issue a Policy covering an Insured over age 75. We reserve the right not to accept an application for any lawful reason.

  FREE LOOK RIGHT TO CANCEL POLICY. During your "free look" period, you may cancel your Policy and receive a refund of all premiums paid. The free look period expires the later of: (a) 20 days after you receive your Policy; or (b) 45 days after you sign the application for the Policy. Some states may require a longer period. If you decide to cancel the Policy, you must return it by mail or other delivery to United Investors or to the agent who sold it to you prior to the end of the free look period.

  PREMIUMS. The premium amounts sufficient to fund a Policy depend on a number of factors, such as the age, sex and risk class of the proposed Insured, the desired Face Amount, and any supplemental benefits. After the initial premium is paid, additional premiums may be paid in any amount (of at least $25) and at any time. We may increase the minimum amount of additional premiums upon 90 days advance written notice to you. However, total premiums paid in a Policy Year may not exceed guideline premium limitations for life insurance set forth in the Code. We reserve the right to reject any premium that would result in the Policy being disqualified as life insurance under the Code and will refund any rejected premium. In addition, we will monitor Policies and will attempt to notify the Owner on a timely basis if his or her Policy is in jeopardy of becoming a modified endowment contract under the Code. See "Tax Considerations."

  PLANNED PREMIUMS. When you apply for a Policy, you select a quarterly, semi-annual or annual premium payment plan. You may also arrange for premiums to be paid monthly via automatic deduction from your checking account. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned (subject to the $25 minimum), or skip a planned premium entirely. You can change the amount of planned premiums and payment arrangements, or switch payment frequencies, whenever you want by providing satisfactory written instructions to the Administrative Office. Such changes will be effective upon our receipt of the instructions. Depending on the Policy Value at the time of any increase in the Face Amount and the amount of the increase requested, a change in the amount of planned premiums may be advisable. See "Changing the Face Amount."

  PREMIUMS TO PREVENT TERMINATION. IF YOU DO NOT PAY PLANNED PREMIUMS OR IF THE INVESTMENT PERFORMANCE OF THE POLICY IS NOT SUFFICIENT, YOUR POLICY MAY TERMINATE WITHOUT VALUE; HOWEVER IT WILL NOT NECESSARILY TERMINATE. A Policy terminates depending on whether: (a) its Net Cash Surrender Value is sufficient to cover the Monthly Deduction when due; and (b) the Death Benefit Guarantee is in effect. If the Death Benefit Guarantee is not in effect on a Monthly Anniversary and either: (a) the Net Cash Surrender Value is less than the Monthly Deduction; or (b) the Loan Balance exceeds the Cash Surrender Value less surrender charges, the Policy will terminate without value unless additional premiums are paid. See "Monthly Deduction," and "Death Benefit Guarantee."

  You will have a 61-day grace period to pay a premium sufficient to cover the Monthly Deductions. United Investors will send notice of the amount required to be paid during the grace period to your last known address and to any assignee of record. The grace period will begin when the notice is sent and your Policy will remain in effect during the grace period. See "Amount of Death Benefit Payable" and "Effect of Policy Loan." The grace period premium required to be paid will be sufficient to keep the Policy in force for three months regardless of investment performance. The payment required will not exceed: (a) the amount by which the Loan Balance exceeds the Cash Surrender Value; plus (b) any accrued and unpaid Monthly Deductions as of the date of the notice; plus (c) an amount sufficient to cover the next two Monthly Deductions. If the grace period premium has not been paid before the grace period ends, your Policy will terminate. It will have no value and no benefits will be payable. See "Other Policy Provisions" for a discussion of your reinstatement rights. If the Insured should die during the grace period before the grace period premium is paid, the Death Benefit will still be payable to the Beneficiary, although the amount paid will reflect a reduction for the Monthly Deduction(s) due on or before the date of the Insured's death and any Loan Balance.

  DEATH BENEFIT GUARANTEE. During the Death Benefit Guarantee Period (see "Definitions"), your Death Benefit is guaranteed to remain in effect as long as cumulative premiums paid, less any Partial Surrenders and any Loan Balance, are at least equal to (a) the Minimum Monthly Premium, multiplied by (b) the number of months the Policy has been in force. If this requirement is met, the Policy will remain in force, regardless of the sufficiency of Net Cash Surrender Value to cover Monthly Deductions. If the Minimum Monthly Premium has changed since the Policy Date, the total premium amount required will be based on the different Minimum Monthly Premiums required and the number of months for which each applied. If the Death Benefit Guarantee ends due to insufficient premium payments, it may not be restored by payment of additional premiums.

  CREDITING PREMIUMS TO THE POLICY. Between the date your initial premium is received and the Policy Date, we will credit interest on the initial premium as if it had been invested in the Investment Division investing in the Money Market Portfolio. On the Policy Date, the initial Net Premium, plus any accrued interest on that amount will be credited to the Policy. Any additional premium received (see "Net Premium Allocations," below) will be credited to the Policy on the date we receive it, or the next Valuation Date thereafter.

  NET PREMIUM ALLOCATIONS. When you apply for a Policy, you specify the percentage (from 0% to 100%) of Net Premium to be allocated to each Investment Division and the Fixed Account. You can change the allocation percentages at any time by sending satisfactory written instructions to our Administrative Office. The change will apply to all premiums received after we receive your instructions, unless you instruct otherwise. Net Premium allocations must be in percentages totaling

100%, and each allocation percentage must be a whole number. See "TMK/United" for a description of the Portfolios in which the Investment Divisions invest.

  FIXED ACCOUNT OPTION. The Fixed Account is part of United Investors' general account assets. It is not a separate account. Amounts allocated to the Fixed Account are credited with interest at rates determined IN OUR SOLE DISCRETION, but in no event will interest credited on these amounts be less than an effective annual rate of 4%. The current interest rate is the guaranteed minimum interest rate plus any excess interest rate. The current interest rate is determined periodically. The current interest rate will be guaranteed for at least a one year period. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. United Investors's general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, United Investors has sole discretion over the investment of the assets of the Fixed Account. There are significant limits on your right to transfer Policy Value from the Fixed Account. See "Transfers," below.

  BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE FIXED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

  TRANSFERS. At any time after the end of the free-look period, you may transfer all or part of the Variable Account Value to one or more of the variable Investment Divisions or to the Fixed Account up to 12 times in a Policy Year. There is no charge for making transfers. You may transfer all or part of the Fixed Account Value to a variable Investment Division or Investment Divisions only once each Policy Year and the maximum amount you can transfer out of the Fixed Account is the greater of: (1) 25% of the prior Policy Anniversary's unloaned Fixed Account Value; or (2) the amount of the prior Policy Year's transfer. If a transfer is made from the Fixed Account to a variable Investment Division, no transfer from that variable Investment Division to the Fixed Account may be made for six months after the transfer date. The minimum amount that may be transferred out of a variable Investment Division or the Fixed Account is $100, or, if less, the Policy Value held in the Investment Division or in the Fixed Account. The amount remaining must be at least $100, or we will transfer the total value.

  Transfer requests may be made by satisfactory written or telephone request (if we have your written authorization for telephone requests on file). A transfer will take effect on the date we receive the request at the Administrative Office if it is received by 4:00 p.m. Eastern time; otherwise it will take effect on the following business day. United Investors may, however, defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments." United Investors reserves the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

  DOLLAR-COST AVERAGING. Prior to the Maturity Date, the dollar-cost averaging program permits you to systematically transfer on a monthly basis a set dollar amount from the Money Market Investment Division to the other Investment Divisions. The minimum automatic transfer amount from the Money Market Investment Division is $100. If the transfer is to be made to more than one Investment Division, a minimum of $25 must be transferred to each Investment Division selected. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

  You may elect to participate in the dollar-cost averaging program at any time by sending us a written request. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Money Market Investment Division is depleted, or until you cancel the program by written request or by telephone. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of calculating the number of transfers. We reserve the right to discontinue offering the dollar-cost averaging program at any time and for any reason. A second method of dollar-cost averaging is to directly allocate monthly premiums to the Investment Divisions you desire.

  SURRENDER OF THE POLICY. You may surrender your Policy at any time for its Net Cash Surrender Value. See "Requesting Payments." The Net Cash Surrender Value is the Policy Value minus any surrender charge and minus any Loan Balance. A surrender charge may apply. See "Surrender Charge." Your Policy will terminate and cease to be in force if it is surrendered. It cannot later be reinstated. Surrendering the Policy may have tax consequences. See "Tax Considerations."

  PARTIAL SURRENDERS. You may make Partial Surrenders under your Policy at any time during the Insured's life and before the Policy has terminated. See "Requesting Payments." Requests for Partial Surrenders must be made in writing. The minimum Partial Surrender amount is $100. A Partial Surrender may not exceed the Net Cash Surrender Value minus $300. A Partial Surrender charge equal to the lesser of $25 or 2% of the Partial Surrender amount plus a portion of the surrender charge equal to: (1) the percentage of the Net Cash Surrender Value requested; multiplied by (2) the surrender charge then in effect. This charge will be deducted from your Policy Value along with the Partial Surrender amount requested. When you request a Partial Surrender, you can direct how the amount will be deducted from your Policy Value. If you provide no directions, the Partial Surrender will be deducted from your Policy Value in the Investment Divisions and Fixed Account on a pro-rata basis. If Death Benefit Option A is in effect, a Partial Surrender may reduce the Face Amount. See "Effect of Partial Surrenders on the Death Benefit." Partial Surrenders may have tax consequences.

  LOAN BENEFITS. You may borrow up to 90% of your Cash Surrender Value at any time by submitting a written request to us. Outstanding loans, including accrued interest, reduce the amount available for new loans. A loan must be for at least $200. Your Policy may terminate if the Loan Balance is greater than the Cash Surrender Value. See "Premiums to Prevent Termination." Policy Loans may have Federal income tax consequences. See "Tax Considerations."

  When a loan is made, an amount equal to the loan and any loan interest is transferred from the Variable Account Value to the Fixed Account. We will allocate the amount transferred in the proportion that the value of each Investment Division bears to the Variable Account Value unless you specify an Investment Division(s) from which the loan is to be made. Your loan will be divided into two parts: the Preferred Loan Amount; and the Non-Preferred Loan Amount. The Preferred Loan Amount is equal to the amount of the Loan Balance that does not exceed the Policy Value minus the total premiums paid, excluding any premiums paid during a grace period. The Non-Preferred Loan Amount is equal to any portion of the Loan Balance that exceeds the Preferred Loan Amount.

  INTEREST. We will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. Interest is due and payable at the end of each Policy Year while a loan is outstanding. Interest paid on a Policy Loan generally is not tax deductible. If, on any Policy Anniversary, interest accrued since the last Policy Anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding Loan Balance. Interest will be taken from the Investment Divisions in the proportion that the value of each Investment Division bears to the Variable Account Value. On each Monthly Anniversary, the loaned amount will be credited with interest at a minimum guaranteed annual effective rate of 4.0%. We may also credit additional interest (currently up to an effective annual rate 2%) on the Preferred Loan Amount.

  LOAN REPAYMENT. You may repay all or part of your Loan Balance at any time while the Insured is living and the Policy is in force. Loan repayments must be at least $200 each (or the outstanding Loan Balance if less). Upon repayment of the Loan Balance, the portion of the repayment allocated to an Investment Division will be transferred from the Fixed Account and increase the value in the Investment Division. The repayment will be allocated among the Investment Divisions and the Fixed Account based on the instructions for Net Premium allocations then in effect unless you instruct us otherwise. Any payment received when a loan is outstanding will be treated as a premium unless you instruct otherwise.

  EFFECT OF POLICY LOAN. A Policy Loan, whether or not repaid, will affect Policy Values over time because the investment results of the Investment Divisions may be less than or greater than the net interest rate credited on the amount transferred to the Fixed Account securing the loan. By comparison to a Policy under which no loan was made, the Policy Value will be lower if the net interest rate credited to the amount in the Fixed Account securing a loan is less than the investment return of the Investment Divisions and greater if the Fixed Account net interest rate is higher than the investment return of the Investment Divisions. If the Death Benefit becomes payable while a Policy Loan is outstanding, the Loan Balance will be deducted in calculating the Death Benefit. If the Loan Balance exceeds the Cash Surrender Value on any Monthly Anniversary and the Death Benefit Guarantee is not in effect, the Policy will terminate. We will send you, and any assignee of record, notice of the termination. You will have a 61-day grace period to submit a sufficient payment to avoid termination.

  REQUESTING PAYMENTS. Written requests for payment (except where telephone requests are authorized by us) must be sent to our Administrative Office or given to an authorized United Investors agent for forwarding to our office. We will ordinarily pay any Death Benefit, loan amount, Net Cash Surrender Value or Partial Surrender amounts within seven days after receipt at our Administrative Office of all the documents required for such a payment. Other than the Death Benefit, which is determined as of the date of the Insured's death, the amount will be determined as of the date our Administrative Office receives all required documents.

  We may delay making a payment of any amount from the Investment Divisions or processing a transfer request if: (1) the disposal or valuation of the Variable Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect United Investors' Policy Owners. We also may defer making payments attributable to a check that has not cleared, and we may defer payment of proceeds from the Fixed Account for up to six months from the date we receive the request. If we defer payment for more than 30 days, we will pay interest on the amount deferred at an annual rate of at least 4%. However, we will not defer payment of a withdrawal or Policy Loan requested to pay a premium due on a United Investors policy.

  The Policy offers a wide variety of optional ways of receiving proceeds payable under the Policy other than in a lump sum. An authorized United Investors agent can explain these options upon request. None of these options vary with the investment performance of a Variable Account because they are all forms of fixed-benefit annuities.

  OTHER CHANGES. At any time we may make such changes in the Policy as are necessary: to assure compliance at all times with the definition of life insurance prescribed by the Code; to make the Policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or to reflect a change in the operation of the Variable Account, if allowed by the Policy. Only an officer of United Investors has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms. All endorsements, amendments, or riders must be signed by an officer to be valid.

  REPORTS TO OWNERS. United Investors maintains records and accounts of all transactions involving the Policy, the Variable Account, the Fixed Account and Policy Loans. Each year, or more often if required by law, you will be sent a report showing information about your Policy for the period covered by the report. You will also be sent an annual and a semi-annual report for each Portfolio underlying an Investment Division to which you have allocated Net Premiums, as required by the 1940 Act. In addition you will receive a written confirmation of each transaction when you pay premiums, make a Partial Surrender, make transfers, or take out a Policy Loan.

  OTHER POLICY PROVISIONS. The Policy contains provisions addressing the following matters:

  . DIVIDENDS. The Policy is non-participating. This means that no dividends will be paid on the Policy. The Policy will not share in our profits or surplus earnings.

  . INCONTESTABILITY. The Policy limits our right to contest the Policy as issued, as reinstated or as increased, except for material misstatements contained in the application (including any application upon reinstatement), after it has been in force during the Insured's lifetime for a period of two years from the Policy Date, the reinstatement date or effective date of the increase.

  . SUICIDE EXCLUSION. The Policy limits the Death Benefit if the Insured dies by suicide generally within two years after the Policy Date or effective date of the increase. In this instance, our liability will be limited to the total premiums paid less any Partial Surrenders and any Loan Balance.

  . REINSTATEMENT. The Policy may be reinstated at any time within five years after the Policy has terminated at the end of the grace period. To reinstate the Policy, the Owner must: (1) submit an application for reinstatement; (2) provide evidence of insurability satisfactory to us;
     (3) pay or agree to reinstatement of any Loan Balance; and (4) pay the premium required to reinstate the Policy. The reinstatement date for the Policy will be the Monthly Anniversary on or following the day we approve the application for reinstatement. See the Policy for additional information.

  . MISSTATEMENT OF AGE OR SEX. The Death Benefit will be adjusted if the Insured's age or sex has been misstated in the application. The benefits paid will be those which the last monthly cost of insurance charge would have provided at the correct age and sex.

  . PAID-UP INSURANCE OPTION. If premium payments cease, insurance under the Policy and any supplemental benefits provided by Rider will continue as provided under the grace period provisions described under "Premiums to Prevent Termination." The Policy will not continue beyond the Maturity Date. Any supplemental benefits added by Rider will not continue beyond the termination date described in the Rider.

  ASSIGNMENT AND CHANGE OF OWNER. You may assign the Policy subject to its terms. We will not be deemed to know of an assignment unless we receive a written copy of it at our Administrative Office. We assume no responsibility for the validity or effect of any assignment. In certain circumstances, an assignment may be a taxable event. See "Tax Considerations" below. You may change the Owner of the Policy by sending a written request to us while the Insured is alive and the Policy is in force. The change will take effect the date you sign the request, but the change will not affect any action we have taken before we receive the request. A change of Owner may have tax consequences. See "Tax Considerations." A change of Owner does not change the Beneficiary designation. See "Changing the Beneficiary." Any such assignment or change must be in a written form acceptable to us.

  SUPPLEMENTAL BENEFITS. Your Policy may have supplemental benefits which are attached to your Policy by Rider. A charge will be deducted monthly from your Policy Value for certain supplemental benefits. Each supplemental benefit is subject to its own requirements as to eligibility and cost. You may cancel supplemental benefits at any time. More details will be included in your Policy if you choose any of these benefits. From time to time, we may make available supplemental benefits other than those listed below. Contact your agent or the Administrative Office for a complete list of the supplemental benefits available.

  . ACCELERATED DEATH BENEFIT RIDER. This benefit allows acceleration of up to 75% of the Death Benefit (in a lump sum only) if the Insured is diagnosed as having a terminal illness expected to cause death within 12 months (unless a shorter period is required by state law). There is no charge for this Rider prior to the time the accelerated benefits are paid.

  . ACCIDENTAL DEATH BENEFIT RIDER. This benefit will be paid if the Insured dies as a result of an accident before age 70.

  . CHILDREN'S TERM INSURANCE RIDER. This benefit allows you to add Death Benefit coverage for your children.

  . ADDITIONAL INSURED TERM INSURANCE RIDER. This benefit allows you to provide for Death Benefits upon the death of your spouse and/or business associates.

  . DISABILITY WAIVER OF MONTHLY DEDUCTION RIDER. The benefit provides for waiver of Monthly Deductions after the Insured has been totally disabled for six months if disability commences prior to age 60.

                             CHARGES AND DEDUCTIONS

  United Investors deducts the charges described below. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations depicted in this prospectus. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by United Investors under or in connection with the Policies. Services and benefits provided by United Investors include:

    (1) the death benefits, cash and loan benefits provided by the Policy;

    (2) investment options, including Net Premium allocations, dollar-cost averaging programs;

    (3) administration of various elective options under the Policy; and

    (4) the distribution of various reports to Owners.

  Costs and expenses incurred by United Investors include:

    (1) those associated with underwriting applications and changes in Face Amount and Riders;

    (2) various overhead and other expenses associated with providing the services and benefits provided by the Policy;

    (3) sales and marketing expenses; and

    (4) other costs of doing business, such as federal, state and local premium and other taxes and fees.

  Risks assumed by United Investors include the risks that Insureds may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected, and that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

  PREMIUM EXPENSE CHARGE. United Investors deducts a 3.5% charge from each premium before allocating the resulting Net Premium to the Policy Value. This charge is deducted for state premium taxes and federal income tax treatment of deferred acquisition costs.

  MORTALITY AND EXPENSE RISK CHARGE. United Investors currently deducts a daily charge from assets in the Investment Divisions attributable to the Policies at an effective annual rate of 0.90% of

Variable Account assets during the first 10 Policy Years, and at an effective annual rate of 0.70% thereafter. The maximum mortality and expense risk charge is 0.90% of Variable Account assets for all Policy Years. The mortality and expense risk charge does not apply to Fixed Account assets.

  MONTHLY DEDUCTION. United Investors deducts the Monthly Deduction on the Policy Date and on each Monthly Anniversary from Policy Value in the Variable Account and the Fixed Account on a pro rata basis. The Monthly Deduction for each Policy consists of:

  (1) the cost of insurance charge discussed below;

  (2) a current monthly administrative charge of $5.00 (which may increase to a maximum charge of $7.50 per month);

  (3) the Guaranteed Death Benefit Charge ($0.01 per $1,000 of Face Amount) as long as the Death Benefit Guarantee remains in effect; and

  (4) charges for any supplemental benefits added by Riders to the Policy (see "Supplemental Benefits").

  SURRENDER CHARGE. If the Policy is surrendered prior to the end of the 16th Policy Year or the end of the 16th year following an increase in Face Amount, United Investors will deduct a surrender charge based on the Face Amount at issue, or increase, as applicable. The surrender charge will be deducted before any surrender proceeds are paid. A pro rata portion of the Surrender Charge will also be deducted for any Face Amount decreases. The surrender charge varies based on the Insured's age on the Policy Date, or Attained Age at the time of an increase, and is calculated as an amount per $1,000 of the Face Amount. For each age the surrender charge remains level for the first five Policy Years (or the first five years after a Face Amount increase) and declines each year thereafter until it reaches zero at the end of the 16th Policy Year (or at the end of the 16th year after an increase in Face Amount).

  During the first five Policy Years (or first five years after a Face Amount increase) the surrender charge per $1,000 of Face Amount is as follows for the selected ages below:

   ISSUE AGE                                    CHARGE PER $1,000 OF FACE AMOUNT
   ---------                                    --------------------------------
   25..........................................              $ 6.00
   35..........................................              $ 7.00
   45..........................................              $ 8.75
   50..........................................              $10.00
   55..........................................              $11.50
   65..........................................              $16.75
   75..........................................              $26.00

  For example, if a 50-year old purchases a Policy with a $100,000 Face Amount and completely surrenders it within five years, the surrender charge would be $1,000. See Appendix A for a complete list of applicable surrender charges.

  Although the surrender charges increase with the Insured's issue age, the surrender charge as a percentage of premiums could actually decrease as the Insured's issue age increases. This occurs because the premiums required for a specified Face Amount are higher for Insureds with older issue ages than for Insureds with younger issue ages, so for the same premium an older Insured is likely to have a lower Face Amount. Therefore the surrender charge for Insureds with older issue ages could actually represent a lower portion of the premiums than it does for Insureds with younger issue ages.

  PARTIAL SURRENDER CHARGE. A Partial Surrender charge equal to the lesser of $25 or 2% of the Partial Surrender amount, plus a portion of the surrender charge will apply to each Partial Surrender. This charge will be deducted from your Policy Value along with the Partial Surrender amount (see "Partial Surrenders").

  OTHER CHARGES. For a description of the investment advisory fees and other expenses incurred by the Portfolios, see the Diagram of Policy on page 4 and the accompanying prospectus for TMK/United.

  COST OF INSURANCE. The cost of insurance is the primary charge for the Death Benefit provided by your Policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from Policy to Policy and from Monthly Anniversary to Monthly Anniversary. The cost of insurance charge is equal to (a) multiplied by the result of (b) minus (c) where:

    (a) is the cost of insurance rate divided by 1,000;

    (b) is the Death Benefit at the beginning of the Policy Month divided by 1.0032737; and

    (c) is the Policy Value at the beginning of the Policy Month.

  The Policy Value used in this calculation is the Policy Value before deduction of the Monthly Cost of Insurance Charge and Cost of Insurance for any Disability Waiver of Monthly Deductions Rider, but after deductions for any other riders and charges.

  The cost of insurance rate is the rate applied to the insurance under the Policy to determine the monthly cost of insurance charge. The cost of insurance rate is based on the Insured's Attained Age, sex and applicable risk class. We currently place Insureds in the following risk classes (available for male or female) when we issue the Policy, based on our underwriting:
Preferred, Standard Non-tobacco, Standard Tobacco, Substandard Non-tobacco, and Substandard Tobacco. The original risk class applies to the initial Face Amount. If an increase in Face Amount is approved, a different risk class may apply to the increase, based on the Insured's circumstances at the time of the increase. If you have selected Death Benefit Option A, and if there have been any increases in the Face Amount, the Policy Value will be considered a part of the initial Face Amount. If the Policy Value exceeds the initial Face Amount, the excess will be considered part of the increases in Face Amount in the order of the increases.

  We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the Policy. The maximum cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Male or Female, Smoker or Non-Smoker, Age Last Birthday, or a multiple thereof for substandard classes. See "Hypothetical Illustrations" for examples showing the effects of the cost of insurance charge.

                                 POLICY VALUES

  POLICY VALUE. The Policy Value serves as a starting point for calculating certain values under a Policy. It is the sum of the Variable Account Value and the Fixed Account Value credited to the Policy. The Policy Value is determined first on the Policy Date and thereafter on each Valuation Date. On the Maturity Date, the proceeds payable under a Policy are equal to the Policy Value less any Loan Balance. The Policy Value will vary to reflect the performance of the Investment Divisions to which amounts have been allocated, interest credited on amounts allocated to the Fixed Account and Loan Balance, charges, transfers, Partial Surrenders, and Policy Loans (including loan repayments). It may be more or less than premiums paid.

  CASH SURRENDER VALUE. The Cash Surrender Value is the Policy Value reduced by any surrender charge.

  NET CASH SURRENDER VALUE. The Net Cash Surrender Value is the Cash Surrender Value reduced by any Loan Balance. You will receive only the Net Cash Surrender Value if you surrender your Policy.

  VARIABLE ACCOUNT VALUE. The Variable Account Value is the sum of the values of the Investment Divisions under the Policy. On the Policy Date, the value of the Investment Divisions is equal to the initial Net Premium Payment allocated to the Investment Divisions of the Variable Account plus any accrued interest from the date of receipt of the payment to the Policy Date minus the portion of the first month's Monthly Deduction allocated to the Investment Division.

  On any Valuation Date thereafter, the value of each Investment Division is equal to:

    1.The value of the Investment Division on the preceding Valuation Date, multiplied by the appropriate Net Investment Factor (described below) since the previous Valuation Date; plus

    2.The sum of all Net Premium Payments allocated to the Investment
       Division since the previous Valuation Date; plus

    3.The sum of all loan repayments allocated to the Investment Division since the previous Valuation Date; plus

    4.The amount of any transfers from other Investment Divisions or from the Fixed Account to the Investment Division since the previous Valuation Date; minus

    5.The amount of any transfers to other Investment Divisions or to the Fixed Account, including amounts transferred to secure a Policy Loan, from the Investment Division since the previous Valuation Date; minus

    6.The portion of any Partial Surrenders (including surrender charges) or charges for any Face Amount decreases allocated to the Investment Division since the previous Valuation Date; minus

    7.The portion of the Monthly Deduction allocated to the Investment
       Division since the previous Valuation Date.

  UNIT VALUES. When you allocate an amount to an Investment Division, either by Net Premium allocation, transfer of Policy Value or repayment of a Policy Loan, your Policy is credited with units in that Investment Division. The number of units is determined by dividing the amount allocated, transferred or repaid to the Investment Division by the Investment Division's unit value for the Valuation Date when the allocation, transfer or repayment is effected. The number of Investment Division units credited to a Policy will decrease when the allocated portion of the Monthly Deduction is taken from the Investment Division, a Policy Loan is taken from the Investment Division or an amount is transferred from the Investment Division. The number of Investment Division units may also decrease when a partial or full surrender occurs or if the Face Amount is decreased. An Investment Division's unit value is an index United Investors uses to measure the changes in investment results. The unit value for each Investment Division varies to reflect the investment experience of the underlying Portfolio, and may increase or decrease from one Valuation Date to the next. The unit value for each Investment Division was arbitrarily set at $1.00 when the Investment Division was established. For each Valuation Period after the date of establishment, the unit value is determined by multiplying the unit value for an Investment Division for the prior Valuation Period by the net investment factor for the Investment Division for the current valuation period.

  NET INVESTMENT FACTOR. The net investment factor is an index used to measure the investment performance of an Investment Division from one Valuation Period to the next. The net investment factor for any Investment Division for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

    (a) is the result of:

      (1) the net asset value per share of the Portfolio shares held in the Investment Division determined at the end of the current Valuation Period; plus

      (2) the per share amount of any dividend or capital gain distributions on the Portfolio shares held in the Investment Division, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

      (3) a charge or credit for any taxes reserved for the current Valuation Period which we determine to have resulted from the investment operations of the Investment Division;

    (b) is the result of:

      (1) the net asset value per share of the Portfolio shares held in the Investment Division, determined at the end of the last prior Valuation Period; plus or minus

      (2) the charge or credit for any taxes reserved for the last prior Valuation Period; and

    (c) is a deduction for the current mortality and expense risk charge.

  FIXED ACCOUNT VALUE. On the Policy Date, the Fixed Account Value is equal to the initial Net Premium allocated to the Fixed Account plus any accrued interest from the date of receipt of the payment to the Policy Date minus the portion of the first month's Monthly Deduction allocated to the Fixed Account. On any Monthly Anniversary thereafter, the Fixed Account Value is equal to:

    1. The Fixed Account Value on the preceding Monthly Anniversary; plus

    2. The sum of all Net Premium Payments allocated to the Fixed Account since the previous Monthly Anniversary; plus

    3. The sum of all Policy Loan repayments allocated to the Fixed Account since the previous Monthly Anniversary; plus

    4. Total interest credited to the Fixed Account since the previous Monthly Anniversary; plus

    5. The amount of any transfers from the Variable Account to the Fixed Account, including amounts transferred to secure Policy Loans, since the previous Monthly Anniversary; minus

    6. The amount of any transfers from the Fixed Account to the Variable Account since the previous Monthly Anniversary; minus

    7. The portion of any Partial Surrenders (including surrender charges) or charges for any Face Amount decreases allocated to the Fixed Account since the previous Monthly Anniversary; minus

    8. The portion of the Monthly Deduction allocated to the Fixed Account since the previous Monthly Anniversary.

                                DEATH BENEFITS

  If the Insured dies while the Policy is in force and prior to the Maturity Date, we will pay the Death Benefit upon receipt at our Administrative Office of satisfactory proof of the Insured's death. See "Requesting Payment." The Death Benefit will be paid to the Beneficiary.

  AMOUNT OF DEATH BENEFIT PAYABLE. The amount of Death Benefit payable is the amount of insurance determined under the Death Benefit Option in effect on the date of the Insured's death, plus any supplemental benefits provided by Riders, minus any Loan Balance on that date and, if the date of death occurred during a grace period, minus the past due Monthly Deductions. Under certain circumstances, the amount of the Death Benefit may be further adjusted. See "Incontestability" and "Misstatement of Age or Sex."

  DEATH BENEFIT OPTIONS. Under Option A, the Death Benefit is the greater of
(1) the Face Amount at the beginning of the Policy Month when the death occurs, or (2) the Policy Value on the date of death multiplied by the applicable factor from the table of Death Benefit Factors below. Under Option

B, the Death Benefit is the greater of (1) the Face Amount at the beginning of the Policy Month when the death occurs plus the Policy Value on the date of death, or (2) the Policy Value on the date of death multiplied by the applicable factor from the table of Death Benefit Factors below. The factor is
2.50 up to Attained Age 40 and declines thereafter as the Insured's Attained Age increases. The Death Benefit Factors are based on current requirements under the Internal Revenue Code. We reserve the right to change the table if the Death Benefit Factors currently in effect become inconsistent with any federal income tax laws and/or regulations.

                          DEATH BENEFIT FACTORS
---------------------------------------------------------------------------------------
ATTAINED AGE     FACTOR       ATTAINED AGE       FACTOR       ATTAINED AGE       FACTOR
------------     ------       ------------       ------       ------------       ------
    0-40          2.50             54             1.57             68             1.17
     41           2.43             55             1.50             69             1.16
     42           2.36             56             1.46             70             1.15
     43           2.29             57             1.42             71             1.13
     44           2.22             58             1.38             72             1.11
     45           2.15             59             1.34             73             1.09
     46           2.09             60             1.30             74             1.07
     47           2.03             61             1.28           75-90            1.05
     48           1.97             62             1.26             91             1.04
     49           1.91             63             1.24             92             1.03
     50           1.85             64             1.22             93             1.02
     51           1.78             65             1.20             94             1.01
     52           1.71             66             1.19            95+             1.00
     53           1.64             67             1.18

  Under Option A, the Death Benefit ordinarily will not change. Under Option B, the Death Benefit will vary directly with the investment performance of the Policy Value. To see how and when investment performance may begin to affect the Death Benefit, please see the hypothetical illustrations.

  CHANGING THE DEATH BENEFIT OPTION. You select the Death Benefit Option when you apply for the Policy. After the Policy has been in force at least one year, you may change the Death Benefit Option on your Policy subject to the following rules:

  (1) each change must be submitted by written request received by our Administrative Office;

  (2) once the Death Benefit Option has been changed, it cannot be changed again for one year;

  (3) if Death Benefit Option A is changed to Option B, the total Death Benefit will remain the same, and the Face Amount will be decreased by an amount equal to the Policy Value on the date of the change;

  (4) if Death Benefit Option B is changed to Option A, the total Death Benefit will remain the same, and the Face Amount will be increased by an amount equal to the Policy Value on the date of the change. The risk class for the last Face Amount portion to go into effect which is still in force will apply to the Face Amount increase.

  The effective date of the change will be the Monthly Anniversary on or following the date when we approve the request for the change. We will send you revised Policy Data pages reflecting the new Death Benefit Option and the effective date of the change.

  CHANGING THE FACE AMOUNT. You select the Face Amount when you apply for the Policy. The minimum Face Amount for the Policy is $50,000. You may change the Face Amount on any Monthly Anniversary after the Policy has been in force at least one year, subject to the following requirements.

Once the Face Amount has been changed, it cannot be changed again for the next 12 months. No change will be permitted that may result in your Policy being disqualified as a life insurance contract under Section 7702 of the Code. Changing the Face Amount of the Policy may have tax consequences. See "Tax Considerations" below.

  To increase the Face Amount, you must: submit an application for the increase; submit proof satisfactory to us that the insured is an insurable risk; and pay any additional premium that is required. The Face Amount cannot be increased after the Insured reaches age 75. Each Face Amount increase must be at least $25,000. A Face Amount increase will take effect on the Monthly Anniversary on or following the day we approve the application for the increase.

  The risk class that applies for any Face Amount increase may be different from the risk class that applies for the initial Face Amount. Upon an increase in Face Amount, the minimum monthly premium will be increased, and additional surrender charges equal to the Face Amount increase (in $1,000s) multiplied by the surrender charge factors listed above under "Surrender Charge" will apply through the end of the 16th year following the increase. If the Face Amount is increased, the cost of insurance will also increase due to the increased Death Benefit.

  You may decrease the Face Amount by submitting a written request. The Face Amount may not be decreased below the Policy's minimum Face Amount. The Minimum Monthly Premium for your Policy will be reduced to reflect the decrease. Any decrease will take effect on the later of: (1) the Monthly Anniversary on or following the day we receive the request; or (2) the Monthly Anniversary one year after the date of the last change in Face Amount. A Face Amount decrease will be used to reduce any previous Face Amount increases then in effect starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left after all Face Amount increases have been reduced, it will be used to reduce the initial Face Amount.

  We will deduct a charge from the Policy Value each time the Face Amount is decreased. The amount of this charge is the lesser of: (1) the Reduction Percentage multiplied by the surrender charge for each Face Amount portion reduced; or (2) the Policy Value when the decrease is made. The Reduction Percentage for each Face Amount portion reduced is the amount of the Face Amount decrease divided by the Face Amount in effect before the decrease. The charge will be deducted for each Face Amount portion reduced.

  After the Face Amount is decreased, future surrender charges for each Face Amount portion for which a charge is deducted will be reduced by the surrender charges shown for that Face Amount portion, multiplied by the Reduction Percentage.

  EFFECT OF PARTIAL SURRENDERS ON THE DEATH BENEFIT. A Partial Surrender will affect your Death Benefit in the following respects. If Death Benefit Option A is in effect, the Face Amount will be reduced by the Partial Surrender amount. If the Face Amount reflects increases in the initial Face Amount, any Partial Surrender will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the initial Face Amount. If Death Benefit Option B is in effect, the total Death Benefit is also reduced by the Partial Surrender amount, but the Face Amount is not affected.

  CHANGING THE BENEFICIARY. You designate the Beneficiary(ies) when you apply for the Policy. You may change the designated Beneficiary by submitting a satisfactory written request to us. The change will take effect on the date the request was signed, but it will not apply to payments we make before we accept the written request. If the Insured dies and there is no surviving Beneficiary, the Insured's estate will be the Beneficiary.

                          HYPOTHETICAL ILLUSTRATIONS

  The following illustrations show how certain values under a sample Policy change with assumed investment performance over an extended period of time. In particular, they illustrate how Policy Values, Net Cash Surrender Values and Death Benefits under a Policy covering an Insured of a given Attained Age on the Policy Date, would vary over time if planned premiums were paid annually and the return on the assets in the Investment Divisions were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges, including Portfolio fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

  The illustrations assume an average annual expense ratio of 0.76% of the average daily net assets of the Portfolios available under the Policies, based on the expense ratios of each of the Portfolios for the last fiscal year of operations (other than Science and Technology which is based on an estimated expense ratio). For information on Portfolio expenses, see the prospectus for the Portfolios accompanying this prospectus. The current illustrations also reflect the 0.90% mortality and expense risk charge to the Variable Account during the first 10 Policy Years, and 0.70% thereafter. The guaranteed illustrations reflect the 0.90% maximum mortality and expense risk charge and the $7.50 maximum monthly administrative charge for all Policy Years. After deduction of estimated Portfolio expenses and the current mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of return for the Investment Divisions of -1.66%, 4.34% and 10.34%, respectively in Policy Years 1 through 10 and -1.46%, 4.54%, and 10.54%, respectively thereafter.

  The illustrations also reflect the deduction of the 3.5% premium expense charge and the Monthly Deduction for the hypothetical Insured. Our current charges and the higher guaranteed charges we have the contractual right to charge are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no Loan Balance or charges for supplemental benefits.

  Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                                CURRENT CHARGES

 PREMIUMS       DEATH BENEFITS          POLICY VALUES       SURRENDER VALUES
  YR+INT    ----------------------- --------------------- ---------------------
   @ 5%       0%      6%      12%     0%     6%     12%     0%     6%     12%
----------- ------- ------- ------- ------ ------ ------- ------ ------ -------
  1   1,050 100,000 100,000 100,000    708    758     808      8     58     108
  2   2,153 100,000 100,000 100,000  1,397  1,541   1,690    697    841     990
  3   3,310 100,000 100,000 100,000  2,064  2,346   2,653  1,364  1,646   1,953
  4   4,526 100,000 100,000 100,000  2,709  3,176   3,703  2,009  2,476   3,003
  5   5,802 100,000 100,000 100,000  3,333  4,030   4,850  2,633  3,330   4,150
  6   7,142 100,000 100,000 100,000  3,931  4,906   6,100  3,295  4,270   5,464
  7   8,549 100,000 100,000 100,000  4,509  5,810   7,469  3,936  5,237   6,896
  8  10,027 100,000 100,000 100,000  5,068  6,744   8,972  4,559  6,235   8,463
  9  11,578 100,000 100,000 100,000  5,615  7,717  10,628  5,169  7,271  10,182
 10  13,207 100,000 100,000 100,000  6,149  8,729  12,454  5,767  8,347  12,072
 11  14,917 100,000 100,000 100,000  6,678  9,794  14,489  6,359  9,476  14,171
 12  16,713 100,000 100,000 100,000  7,186 10,897  16,730  6,931 10,643  16,475
 13  18,599 100,000 100,000 100,000  7,673 12,039  19,199  7,482 11,848  19,008
 14  20,579 100,000 100,000 100,000  8,143 13,224  21,924  8,016 13,096  21,796
 15  22,657 100,000 100,000 100,000  8,602 14,461  24,939  8,538 14,397  24,875
 16  24,840 100,000 100,000 100,000  9,040 15,743  28,267  9,040 15,743  28,267
 17  27,132 100,000 100,000 100,000  9,441 17,057  31,930  9,441 17,057  31,930
 18  29,539 100,000 100,000 100,000  9,807 18,406  35,968  9,807 18,406  35,968
 19  32,066 100,000 100,000 100,000 10,129 19,785  40,419 10,129 19,785  40,419
 20  34,719 100,000 100,000 100,000 10,408 21,196  45,331 10,408 21,196  45,331
 21  37,505 100,000 100,000 100,000 10,637 22,637  50,756 10,637 22,637  50,756
 22  40,430 100,000 100,000 100,000 10,814 24,105  56,755 10,814 24,105  56,755
 23  43,502 100,000 100,000 100,000 10,925 25,595  63,393 10,925 25,595  63,393
 24  46,727 100,000 100,000 100,000 10,973 27,108  70,752 10,973 27,108  70,752
 25  50,113 100,000 100,000 105,734 10,939 28,635  78,906 10,939 28,635  78,906
 26  53,669 100,000 100,000 114,271 10,825 30,178  87,901 10,825 30,178  87,901
 27  57,403 100,000 100,000 125,179 10,610 31,725  97,796 10,610 31,725  97,796
 28  61,323 100,000 100,000 136,943 10,297 33,282 108,685 10,297 33,282 108,685
 29  65,439 100,000 100,000 149,625  9,863 34,837 120,665  9,863 34,837 120,665
 30  69,761 100,000 100,000 163,295  9,295 36,385 133,848  9,295 36,385 133,848

  The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                                CURRENT CHARGES

                  DEATH BENEFITS          POLICY VALUES         SURRENDER VALUES
  PREMIUMS    ----------------------- ---------------------- ----------------------
 YR+INT @ 5%    0%      6%      12%     0%     6%      12%     0%     6%      12%
------------- ------- ------- ------- ------ ------- ------- ------ ------- -------
   1    2,625 100,000 100,000 100,000  1,844   1,971   2,098    844     971   1,098
   2    5,381 100,000 100,000 100,000  3,622   3,990   4,374  2,622   2,990   3,374
   3    8,275 100,000 100,000 100,000  5,360   6,087   6,876  4,360   5,087   5,876
   4   11,314 100,000 100,000 100,000  7,045   8,252   9,615  6,045   7,252   8,615
   5   14,505 100,000 100,000 100,000  8,658  10,468  12,596  7,658   9,468  11,596
   6   17,855 100,000 100,000 100,000 10,216  12,756  15,865  9,307  11,847  14,956
   7   21,373 100,000 100,000 100,000 11,704  15,103  19,439 10,886  14,285  18,621
   8   25,066 100,000 100,000 100,000 13,111  17,502  23,345 12,383  16,775  22,617
   9   28,945 100,000 100,000 100,000 14,437  19,959  27,623 13,801  19,323  26,987
  10   33,017 100,000 100,000 100,000 15,676  22,471  32,315 15,131  21,926  31,769
  11   37,293 100,000 100,000 100,000 16,840  25,073  37,530 16,386  24,618  37,075
  12   41,782 100,000 100,000 100,000 17,913  27,741  43,289 17,549  27,377  42,925
  13   46,497 100,000 100,000 100,000 18,939  30,526  49,699 18,666  30,253  49,426
  14   51,446 100,000 100,000 100,000 19,945  33,457  56,860 19,763  33,275  56,678
  15   56,644 100,000 100,000 100,000 20,917  36,533  64,858 20,826  36,442  64,767
  16   62,101 100,000 100,000 100,000 21,695  39,639  73,741 21,695  39,639  73,741
  17   67,831 100,000 100,000 100,000 22,333  42,828  83,675 22,333  42,828  83,675
  18   73,848 100,000 100,000 111,738 22,834  46,119  94,693 22,834  46,119  94,693
  19   80,165 100,000 100,000 124,962 23,186  49,521 106,805 23,186  49,521 106,805
  20   86,798 100,000 100,000 139,332 23,354  53,034 120,114 23,354  53,034 120,114
  21   93,763 100,000 100,000 154,953 23,340  56,685 134,742 23,340  56,685 134,742
  22  101,076 100,000 100,000 170,466 23,089  60,475 150,855 23,089  60,475 150,855
  23  108,755 100,000 100,000 187,178 22,601  64,440 168,629 22,601  64,440 168,629
  24  116,818 100,000 100,000 205,202 21,846  68,611 188,259 21,846  68,611 188,259
  25  125,284 100,000 100,000 224,660 20,749  73,009 209,963 20,749  73,009 209,963
  26  134,173 100,000 100,000 245,711 19,290  77,693 234,010 19,290  77,693 234,010
  27  143,506 100,000 100,000 273,470 17,365  82,712 260,447 17,365  82,712 260,447
  28  153,307 100,000 100,000 303,977 14,935  88,152 289,502 14,935  88,152 289,502
  29  163,597 100,000 100,000 337,475 11,850  94,108 321,405 11,850  94,108 321,405
  30  174,402 100,000 105,490 374,247  8,048 100,467 356,425  8,048 100,467 356,425

  The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                              GUARANTEED CHARGES

                 DEATH BENEFITS         POLICY VALUES       SURRENDER VALUES
  PREMIUMS   ----------------------- -------------------- --------------------
YR+INT @ 5%    0%      6%      12%    0%     6%     12%    0%     6%     12%
------------ ------- ------- ------- ----- ------ ------- ----- ------ -------
   1   1,050 100,000 100,000 100,000   678    727     776     0     27      76
   2   2,153 100,000 100,000 100,000 1,338  1,478   1,623   638    778     923
   3   3,310 100,000 100,000 100,000 1,976  2,250   2,547 1,276  1,550   1,847
   4   4,526 100,000 100,000 100,000 2,592  3,044   3,554 1,892  2,344   2,854
   5   5,802 100,000 100,000 100,000 3,187  3,860   4,652 2,487  3,160   3,952
   6   7,142 100,000 100,000 100,000 3,756  4,697   5,849 3,120  4,060   5,213
   7   8,549 100,000 100,000 100,000 4,300  5,554   7,154 3,727  4,981   6,581
   8  10,027 100,000 100,000 100,000 4,819  6,432   8,578 4,310  5,923   8,069
   9  11,578 100,000 100,000 100,000 5,311  7,330  10,132 4,865  6,885   9,686
  10  13,207 100,000 100,000 100,000 5,775  8,249  11,828 5,393  7,867  11,447
  11  14,917 100,000 100,000 100,000 6,208  9,185  13,681 5,890  8,867  13,363
  12  16,713 100,000 100,000 100,000 6,610 10,140  15,705 6,356  9,885  15,451
  13  18,599 100,000 100,000 100,000 6,979 11,111  17,919 6,788 10,920  17,728
  14  20,579 100,000 100,000 100,000 7,314 12,099  20,342 7,186 11,972  20,215
  15  22,657 100,000 100,000 100,000 7,611 13,102  22,994 7,547 13,038  22,931
  16  24,840 100,000 100,000 100,000 7,867 14,117  25,900 7,867 14,117  25,900
  17  27,132 100,000 100,000 100,000 8,078 15,139  29,084 8,078 15,139  29,084
  18  29,539 100,000 100,000 100,000 8,237 16,165  32,575 8,237 16,165  32,575
  19  32,066 100,000 100,000 100,000 8,338 17,189  36,403 8,338 17,189  36,403
  20  34,719 100,000 100,000 100,000 8,375 18,206  40,609 8,375 18,206  40,609
  21  37,505 100,000 100,000 100,000 8,342 19,210  45,233 8,342 19,210  45,233
  22  40,430 100,000 100,000 100,000 8,232 20,198  50,327 8,232 20,198  50,327
  23  43,502 100,000 100,000 100,000 8,042 21,164  55,950 8,042 21,164  55,950
  24  46,727 100,000 100,000 100,000 7,762 22,102  62,168 7,762 22,102  62,168
  25  50,113 100,000 100,000 100,000 7,381 23,003  69,059 7,381 23,003  69,059
  26  53,669 100,000 100,000 100,000 6,887 23,855  76,712 6,887 23,855  76,712
  27  57,403 100,000 100,000 109,021 6,265 24,649  85,173 6,265 24,649  85,173
  28  61,323 100,000 100,000 119,007 5,493 25,365  94,450 5,493 25,365  94,450
  29  65,439 100,000 100,000 129,732 4,550 25,985 104,623 4,550 25,985 104,623
  30  69,761 100,000 100,000 141,250 3,410 26,491 115,778 3,410 26,491 115,778

  The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                              GUARANTEED CHARGES

                  DEATH BENEFITS          POLICY VALUES       SURRENDER VALUES
  PREMIUMS    ----------------------- --------------------- ---------------------
 YR+INT @ 5%    0%      6%      12%     0%     6%     12%     0%     6%     12%
------------- ------- ------- ------- ------ ------ ------- ------ ------ -------
   1    2,625 100,000 100,000 100,000  1,774  1,899   2,023    774    899   1,023
   2    5,381 100,000 100,000 100,000  3,483  3,843   4,218  2,483  2,843   3,218
   3    8,275 100,000 100,000 100,000  5,123  5,830   6,597  4,123  4,830   5,597
   4   11,314 100,000 100,000 100,000  6,687  7,856   9,177  5,687  6,856   8,177
   5   14,505 100,000 100,000 100,000  8,174  9,920  11,975  7,174  8,920  10,975
   6   17,855 100,000 100,000 100,000  9,578 12,019  15,014  8,669 11,110  14,105
   7   21,373 100,000 100,000 100,000 10,896 14,152  18,318 10,077 13,333  17,500
   8   25,066 100,000 100,000 100,000 12,126 16,320  21,919 11,398 15,592  21,192
   9   28,945 100,000 100,000 100,000 13,262 18,520  25,850 12,626 17,884  25,213
  10   33,017 100,000 100,000 100,000 14,298 20,750  30,147 13,752 20,204  29,601
  11   37,293 100,000 100,000 100,000 15,223 23,004  34,854 14,769 22,549  34,399
  12   41,782 100,000 100,000 100,000 16,031 25,280  40,022 15,667 24,916  39,658
  13   46,497 100,000 100,000 100,000 16,704 27,569  45,708 16,431 27,296  45,435
  14   51,446 100,000 100,000 100,000 17,228 29,863  51,983 17,046 29,681  51,802
  15   56,644 100,000 100,000 100,000 17,588 32,159  58,935 17,497 32,068  58,844
  16   62,101 100,000 100,000 100,000 17,780 34,463  66,682 17,780 34,463  66,682
  17   67,831 100,000 100,000 100,000 17,776 36,763  75,345 17,776 36,763  75,345
  18   73,848 100,000 100,000 100,400 17,562 39,059  85,085 17,562 39,059  85,085
  19   80,165 100,000 100,000 112,166 17,114 41,348  95,868 17,114 41,348  95,868
  20   86,798 100,000 100,000 124,901 16,399 43,626 107,673 16,399 43,626 107,673
  21   93,763 100,000 100,000 138,682 15,375 45,881 120,593 15,375 45,881 120,593
  22  101,076 100,000 100,000 152,307 13,981 48,102 134,785 13,981 48,102 134,785
  23  108,755 100,000 100,000 166,936 12,142 50,270 150,393 12,142 50,270 150,393
  24  116,818 100,000 100,000 182,667  9,767 52,369 167,584  9,767 52,369 167,584
  25  125,284 100,000 100,000 199,623  6,759 54,390 186,563  6,759 54,390 186,563
  26  134,173 100,000 100,000 217,953  3,012 56,330 207,574  3,012 56,330 207,574
  27  143,506     *** 100,000 242,113    *** 58,187 230,584    *** 58,187 230,584
  28  153,307     *** 100,000 268,556    *** 59,964 255,768    *** 59,964 255,768
  29  163,597     *** 100,000 297,480    *** 61,662 283,315    *** 61,662 283,315
  30  174,402     *** 100,000 329,094    *** 63,272 313,423    *** 63,272 313,423

  The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time. As indicated by the asterisks, at certain rates of return additional premium payments will be required to prevent Policy termination.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                                CURRENT CHARGES

 PREMIUMS       DEATH BENEFITS          POLICY VALUES       SURRENDER VALUES
  YR+INT    ----------------------- --------------------- ---------------------
   @ 5%       0%      6%      12%     0%     6%     12%     0%     6%     12%
----------- ------- ------- ------- ------ ------ ------- ------ ------ -------
  1   1,050 100,707 100,756 100,806    707    756     806      7     56     106
  2   2,153 101,393 101,536 101,685  1,393  1,536   1,685    693    836     985
  3   3,310 102,056 102,337 102,641  2,056  2,337   2,641  1,356  1,637   1,941
  4   4,526 102,695 103,159 103,682  2,695  3,159   3,682  1,995  2,459   2,982
  5   5,802 103,312 104,003 104,817  3,312  4,003   4,817  2,612  3,303   4,117
  6   7,142 103,900 104,866 106,048  3,900  4,866   6,048  3,264  4,230   5,412
  7   8,549 104,467 105,753 107,393  4,467  5,753   7,393  3,894  5,180   6,821
  8  10,027 105,013 106,667 108,864  5,013  6,667   8,864  4,504  6,158   8,355
  9  11,578 105,545 107,615 110,481  5,545  7,615  10,481  5,100  7,170  10,035
 10  13,207 106,064 108,599 112,257  6,064  8,599  12,257  5,682  8,217  11,875
 11  14,917 106,574 109,630 114,230  6,574  9,630  14,230  6,256  9,312  13,912
 12  16,713 107,061 110,692 116,393  7,061 10,692  16,393  6,807 10,438  16,139
 13  18,599 107,526 111,786 118,766  7,526 11,786  18,766  7,335 11,595  18,575
 14  20,579 107,970 112,915 121,372  7,970 12,915  21,372  7,843 12,788  21,245
 15  22,657 108,402 114,089 124,245  8,402 14,089  24,245  8,338 14,025  24,182
 16  24,840 108,811 115,299 127,401  8,811 15,299  27,401  8,811 15,299  27,401
 17  27,132 109,178 116,525 130,849  9,178 16,525  30,849  9,178 16,525  30,849
 18  29,539 109,504 117,771 134,620  9,504 17,771  34,620  9,504 17,771  34,620
 19  32,066 109,782 119,028 138,739  9,782 19,028  38,739  9,782 19,028  38,739
 20  34,719 110,011 120,294 143,240 10,011 20,294  43,240 10,011 20,294  43,240
 21  37,505 110,184 121,564 148,158 10,184 21,564  48,158 10,184 21,564  48,158
 22  40,430 110,297 122,832 153,529 10,297 22,832  53,529 10,297 22,832  53,529
 23  43,502 110,338 124,083 159,386 10,338 24,083  59,386 10,338 24,083  59,386
 24  46,727 110,306 125,317 165,779 10,306 25,317  65,779 10,306 25,317  65,779
 25  50,113 110,184 126,513 172,746 10,184 26,513  72,746 10,184 26,513  72,746
 26  53,669 109,972 127,669 180,344  9,972 27,669  80,344  9,972 27,669  80,344
 27  57,403 109,651 128,759 188,616  9,651 28,759  88,616  9,651 28,759  88,616
 28  61,323 109,223 129,784 197,637  9,223 29,784  97,637  9,223 29,784  97,637
 29  65,439 108,666 130,717 207,457  8,666 30,717 107,457  8,666 30,717 107,457
 30  69,761 107,968 131,536 218,146  7,968 31,536 118,146  7,968 31,536 118,146

  The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                                CURRENT CHARGES

                  DEATH BENEFITS          POLICY VALUES       SURRENDER VALUES
  PREMIUMS    ----------------------- --------------------- ---------------------
 YR+INT @ 5%    0%      6%      12%     0%     6%     12%     0%     6%     12%
------------- ------- ------- ------- ------ ------ ------- ------ ------ -------
   1    2,625 101,834 101,960 102,086  1,834  1,960   2,086    834    960   1,086
   2    5,381 103,591 103,956 104,337  3,591  3,956   4,337  2,591  2,956   3,337
   3    8,275 105,299 106,018 106,797  5,299  6,018   6,797  4,299  5,018   5,797
   4   11,314 106,943 108,130 109,470  6,943  8,130   9,470  5,943  7,130   8,470
   5   14,505 108,500 110,272 112,354  8,500 10,272  12,354  7,500  9,272  11,354
   6   17,855 109,989 112,462 115,488  9,989 12,462  15,488  9,080 11,553  14,579
   7   21,373 111,391 114,681 118,876 11,391 14,681  18,876 10,573 13,863  18,058
   8   25,066 112,691 116,915 122,528 12,691 16,915  22,528 11,964 16,188  21,801
   9   28,945 113,890 119,163 126,469 13,890 19,163  26,469 13,254 18,526  25,833
  10   33,017 114,977 121,412 130,716 14,977 21,412  30,716 14,432 20,866  30,171
  11   37,293 115,957 123,678 135,338 15,957 23,678  35,338 15,502 23,224  34,884
  12   41,782 116,814 125,936 140,330 16,814 25,936  40,330 16,450 25,572  39,966
  13   46,497 117,605 128,240 145,786 17,605 28,240  45,786 17,333 27,967  45,513
  14   51,446 118,362 130,624 151,789 18,362 30,624  51,789 18,180 30,442  51,607
  15   56,644 119,066 133,072 158,375 19,066 33,072  58,375 18,975 32,982  58,285
  16   62,101 119,509 135,372 165,384 19,509 35,372  65,384 19,509 35,372  65,384
  17   67,831 119,762 137,586 172,931 19,762 37,586  72,931 19,762 37,586  72,931
  18   73,848 119,831 139,713 181,076 19,831 39,713  81,076 19,831 39,713  81,076
  19   80,165 119,700 141,731 189,860 19,700 41,731  89,860 19,700 41,731  89,860
  20   86,798 119,324 143,585 199,303 19,324 43,585  99,303 19,324 43,585  99,303
  21   93,763 118,714 145,275 209,477 18,714 45,275 109,477 18,714 45,275 109,477
  22  101,076 117,802 146,721 220,387 17,802 46,721 120,387 17,802 46,721 120,387
  23  108,755 116,600 147,919 232,114 16,600 47,919 132,114 16,600 47,919 132,114
  24  116,818 115,082 148,826 244,714 15,082 48,826 144,714 15,082 48,826 144,714
  25  125,284 113,172 149,346 258,191 13,172 49,346 158,191 13,172 49,346 158,191
  26  134,173 110,874 149,461 272,637 10,874 49,461 172,637 10,874 49,461 172,637
  27  143,506 108,093 149,048 288,045  8,093 49,048 188,045  8,093 49,048 188,045
  28  153,307 104,836 148,084 304,515  4,836 48,084 204,515  4,836 48,084 204,515
  29  163,597 100,991 146,420 322,033    991 46,420 222,033    991 46,420 222,033
  30  174,402     *** 144,035 340,718    *** 44,035 240,718    *** 44,035 240,718

  The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time. As indicated by the asterisks, at certain rates of return additional premium payments will be required to prevent Policy termination.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                              GUARANTEED CHARGES

 PREMIUMS       DEATH BENEFITS         POLICY VALUES     SURRENDER VALUES
  YR+INT    ----------------------- ------------------- -------------------
   @ 5%       0%      6%      12%    0%     6%    12%    0%     6%    12%
----------- ------- ------- ------- ----- ------ ------ ----- ------ ------
  1   1,050 100,677 100,726 100,774   677    726    774     0     26     74
  2   2,153 101,334 101,473 101,618 1,334  1,473  1,618   634    773    918
  3   3,310 101,968 102,240 102,536 1,968  2,240  2,536 1,268  1,540  1,836
  4   4,526 102,579 103,027 103,534 2,579  3,027  3,534 1,879  2,327  2,834
  5   5,802 103,166 103,834 104,620 3,166  3,834  4,620 2,466  3,134  3,920
  6   7,142 103,726 104,658 105,799 3,726  4,658  5,799 3,090  4,021  5,163
  7   8,549 104,259 105,499 107,080 4,259  5,499  7,080 3,687  4,926  6,507
  8  10,027 104,765 106,356 108,472 4,765  6,356  8,472 4,256  5,847  7,963
  9  11,578 105,241 107,229 109,985 5,241  7,229  9,985 4,796  6,784  9,539
 10  13,207 105,687 108,116 111,628 5,687  8,116 11,628 5,305  7,734 11,246
 11  14,917 106,100 109,014 113,412 6,100  9,014 13,412 5,782  8,696 13,094
 12  16,713 106,478 109,923 115,349 6,478  9,923 15,349 6,224  9,668 15,095
 13  18,599 106,820 110,839 117,453 6,820 10,839 17,453 6,629 10,648 17,263
 14  20,579 107,124 111,761 119,738 7,124 11,761 19,738 6,997 11,634 19,611
 15  22,657 107,387 112,686 122,219 7,387 12,686 22,219 7,323 12,623 22,155
 16  24,840 107,605 113,609 124,911 7,605 13,609 24,911 7,605 13,609 24,911
 17  27,132 107,773 114,523 127,828 7,773 14,523 27,828 7,773 14,523 27,828
 18  29,539 107,884 115,421 130,988 7,884 15,421 30,988 7,884 15,421 30,988
 19  32,066 107,932 116,294 134,405 7,932 16,294 34,405 7,932 16,294 34,405
 20  34,719 107,910 117,133 138,100 7,910 17,133 38,100 7,910 17,133 38,100
 21  37,505 107,812 117,929 142,091 7,812 17,929 42,091 7,812 17,929 42,091
 22  40,430 107,631 118,673 146,402 7,631 18,673 46,402 7,631 18,673 46,402
 23  43,502 107,365 119,358 151,060 7,365 19,358 51,060 7,365 19,358 51,060
 24  46,727 107,005 119,969 156,090 7,005 19,969 56,090 7,005 19,969 56,090
 25  50,113 106,539 120,493 161,517 6,539 20,493 61,517 6,539 20,493 61,517
 26  53,669 105,957 120,910 167,368 5,957 20,910 67,368 5,957 20,910 67,368
 27  57,403 105,246 121,203 173,670 5,246 21,203 73,670 5,246 21,203 73,670
 28  61,323 104,387 121,343 180,449 4,387 21,343 80,449 4,387 21,343 80,449
 29  65,439 103,361 121,302 187,729 3,361 21,302 87,729 3,361 21,302 87,729
 30  69,761 102,150 121,051 195,540 2,150 21,051 95,540 2,150 21,051 95,540

  The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                              GUARANTEED CHARGES

                  DEATH BENEFITS          POLICY VALUES       SURRENDER VALUES
  PREMIUMS    ----------------------- --------------------- ---------------------
 YR+INT @ 5%    0%      6%      12%     0%     6%     12%     0%     6%     12%
------------- ------- ------- ------- ------ ------ ------- ------ ------ -------
   1    2,625 101,763 101,887 102,011  1,763  1,887   2,011    763    887   1,011
   2    5,381 103,451 103,807 104,179  3,451  3,807   4,179  2,451  2,807   3,179
   3    8,275 105,057 105,754 106,511  5,057  5,754   6,511  4,057  4,754   5,511
   4   11,314 106,575 107,722 109,017  6,575  7,722   9,017  5,575  6,722   8,017
   5   14,505 107,999 109,702 111,707  7,999  9,702  11,707  6,999  8,702  10,707
   6   17,855 109,323 111,689 114,590  9,323 11,689  14,590  8,414 10,780  13,681
   7   21,373 110,542 113,675 117,680 10,542 13,675  17,680  9,724 12,856  16,861
   8   25,066 111,651 115,654 120,991 11,651 15,654  20,991 10,924 14,927  20,264
   9   28,945 112,644 117,616 124,537 12,644 17,616  24,537 12,007 16,980  23,900
  10   33,017 113,508 119,548 128,327 13,508 19,548  28,327 12,963 19,002  27,782
  11   37,293 114,235 121,435 132,374 14,235 21,435  32,374 13,780 20,980  31,919
  12   41,782 114,811 123,259 136,688 14,811 23,259  36,688 14,447 22,896  36,324
  13   46,497 115,217 124,998 141,274 15,217 24,998  41,274 14,945 24,725  41,001
  14   51,446 115,436 126,624 146,136 15,436 26,624  46,136 15,255 26,442  45,955
  15   56,644 115,450 128,111 151,283 15,450 28,111  51,283 15,359 28,020  51,192
  16   62,101 115,254 129,446 156,733 15,254 29,446  56,733 15,254 29,446  56,733
  17   67,831 114,821 130,591 162,487 14,821 30,591  62,487 14,821 30,591  62,487
  18   73,848 114,136 131,518 168,554 14,136 31,518  68,554 14,136 31,518  68,554
  19   80,165 113,182 132,195 174,945 13,182 32,195  74,945 13,182 32,195  74,945
  20   86,798 111,931 132,578 181,656 11,931 32,578  81,656 11,931 32,578  81,656
  21   93,763 110,345 132,610 188,678 10,345 32,610  88,678 10,345 32,610  88,678
  22  101,076 108,378 132,224 195,985  8,378 32,224  95,985  8,378 32,224  95,985
  23  108,755 105,972 131,334 203,538  5,972 31,334 103,538  5,972 31,334 103,538
  24  116,818 103,068 129,850 211,294  3,068 29,850 111,294  3,068 29,850 111,294
  25  125,284     *** 127,690 219,211    *** 27,690 119,211    *** 27,690 119,211
  26  134,173     *** 124,777 227,260    *** 24,777 127,260    *** 24,777 127,260
  27  143,506     *** 121,036 235,409    *** 21,036 135,409    *** 21,036 135,409
  28  153,307     *** 116,396 243,631    *** 16,396 143,631    *** 16,396 143,631
  29  163,597     *** 110,774 251,889    *** 10,774 151,889    *** 10,774 151,889
  30  174,402     *** 104,059 260,116    ***  4,059 160,116    ***  4,059 160,116

  The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an Owner and the investment experience of the Portfolios. The Death Benefit, Policy Value and Surrender Value for a Policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. They would also be different if any Policy Loans or Partial Surrenders were made. No representations can be made by United Investors Life Insurance Company or the Variable Account or the Portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time. As indicated by the asterisks, at certain rates of return additional premium payments will be required to prevent Policy termination.

                              TAX CONSIDERATIONS

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE

  Introduction. The following summary provides a general description of the federal income tax considerations relating to the Policy. This summary is based upon United Investors' understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). Because of the complexity of such laws and the fact that tax results will vary according to the factual status of the specific policy involved, tax advice from a qualified tax advisor may be needed by a person contemplating the purchase of a Policy or the exercise of elections under the Policy. It should therefore be understood that these comments concerning federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the Policy. Further, these comments do not take into account any federal estate tax and gift, state, or local tax considerations which may be involved in the purchase of a Policy or the exercise of elections under the Policy. For complete information on such federal and state tax considerations, a qualified tax advisor should be consulted. United Investors does not make any guarantee regarding the tax status of any policy and the following summary is not intended as tax advice.

TAX STATUS OF THE POLICY

  Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. In addition, the Technical and Miscellaneous Revenue Act of 1988 ("TAMRA") established certain new requirements with respect to the mortality (i.e., cost of insurance) and other expense charges that are to be used in determining compliance with Section 7702. The Secretary of the Treasury has issued proposed regulations that would specify what will be considered reasonable mortality charges for Policies subject to TAMRA. However, these proposed regulations do not address other expense charges. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy. (See "Tax Treatment of Policy Benefits.")

  With respect to a Policy that is issued on the basis of a standard risk class or a risk class involving a lower mortality risk (i.e., a preferred basis), while there is some uncertainty due to the lack of guidance on other expense charges, United Investors nonetheless believes that such a Policy should meet the Section 7702 definition of a life insurance contract. However, with respect to a Policy that is issued on a substandard basis (i.e., a risk class involving higher than standard mortality risk), it remains unclear whether or not such a Policy would satisfy Section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy.

  If it is subsequently determined that a Policy does not satisfy Section 7702, United Investors will take all steps possible in order to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, United Investors reserves the right to modify the Policy as necessary to qualify it as a life insurance contract under Section 7702.

  Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Variable Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Variable Account, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in Treas. Reg. Section 1.817-5, which affect how the Fund's assets may be invested. Although the Fund's investment adviser and United Investors are both indirectly owned by Torchmark Corporation, United Investors does not control the Fund or its investments. United Investors, however, believes that the Fund will be operated in compliance with the requirements prescribed by the Treasury.

  In certain circumstances, owners of variable contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversifications, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyowners may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

  The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets.

  For example, the Owner has additional flexibility in allocating premium payments and Policy values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Variable Account. In addition, United Investors does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. United Investors therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Variable Account.

  The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

  1. In general. United Investors believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101 (a)(1) of the Code.

  The exchange of the Policy, a change of the Policy's Minimum Death Benefit, a Policy loan, an additional premium payment, a Policy lapse with an outstanding loan, a change of Owners, or a surrender may have tax consequences depending on the circumstances. In addition, federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

  Generally, the Owner will not be deemed to be in constructive receipt of the cash value, including increments thereof, under the Policy until there is a distribution. The tax consequences of distributions from, and loans taken from, or secured by, a Policy depend on whether the Policy is classified as a "modified endowment contract" under Section 7702A. Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at the Maturity Date, if the amount receives plus the amount of any indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

  2. Modified endowment contracts. A Policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such

Policy. The premium limitation rules for determining whether such a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums. In addition, if a Policy is "materially changed," it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a Policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the Cash Value at the time of such change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

  The manner in which the premium limitation and material change rules should be applied to certain features of the Policy and its riders is unclear. Nonetheless, under our current procedures, the Owner will be notified at the time a Policy is issued whether, according to our calculations, the Policy is or is not classified as a modified endowment contract based on the premium then received. The Owner will also be notified of the amount of the maximum annual premium which, according to our calculations, can be paid without causing a Policy to be classified as a modified endowment contract.

  Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective Owner should contact a qualified tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before making any change to, including an exchange of or reduction in benefits of, a Policy to determine whether such change would cause the Policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

  If a Policy becomes a modified endowment contract, distributions such as Partial Surrenders and Policy Loans that occur during the Policy Year it becomes a modified endowment contract and any subsequent Policy Year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

  Whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at the Maturity Date, if the amount received plus the amount of any indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

  3. Distributions from Policies Classified as Modified Endowment
Contracts. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the cash value immediately before the distribution over the investment in the Policy (described below) at such time. Second, loans taken from, or secured by, such a Policy (including unpaid loan interest that is added to the principal of a loan) are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a Policy that is included in income except where the distribution or loan is made on or after the Owner attains age 59 1/2, is attributable to the Owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

  4. Distributions from Policies not Classified as Modified Endowment Contracts. Distributions (such as Partial Surrenders or Policy Loans) from a Policy that is not classified as a modified endowment contract are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Loans from, or secured by, a Policy that is not a modified endowment contract may be treated as indebtedness of the Owner, not as a distribution. Finally, neither distributions (including distributions upon surrender or lapse) nor loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10% additional income tax.

  5. Policy Loan Interest. Interest paid on a Policy Loan generally is not tax deductible. The Owner should consult a competent tax adviser if the deductibility of interest paid on a policy loan is an important issue.

  6. Investment in the Policy. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from the gross income of the Owner (except that the amount of any loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

  7. Multiple Policies. All modified endowment contracts that are issued by United Investors (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code.

  8. Other Tax Consequences. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

TAXATION OF UNITED INVESTORS

  United Investors incurs state and local premium taxes, and federal income taxes resulting from the treatment of deferred acquisition costs. The amount of the charge for such taxes is discussed above under "Charges and Deductions." At the present time, the United Investors makes no charge to the Variable Account for any other federal, state or local taxes that it incurs which may be attributable to such Account or to the Policies. United Investors, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Variable Account or to the Policies.

EMPLOYMENT-RELATED BENEFIT PLANS

  On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policies described in this Prospectus contain guaranteed purchase rates for certain payment options that generally distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with their legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

                            ADDITIONAL INFORMATION

  DIRECTORS AND OFFICERS OF UNITED INVESTORS. United Investors is managed by a board of directors. The following table sets forth the name and principal occupations during the past five years of each of United Investors's directors and senior officers. Unless otherwise noted, the address for each person is United Investors Life Insurance Company, 2001 Third Avenue South, Birmingham, Alabama 35233.

--------------------------------------------------------------------------------
 NAME AND POSITION WITH                    PRINCIPAL OCCUPATION
    UNITED INVESTORS                    DURING THE PAST FIVE YEARS
--------------------------------------------------------------------------------
W. Thomas Aycock          Vice President and Chief Actuary of United
Vice President and Chief  Investors since November 1992. Senior Vice
Actuary, Director         President and Actuary of Associated Doctors Health
                          & Life Insurance Co., December 1990-November 1992.
--------------------------------------------------------------------------------
Charles T. Clayton, Jr.   Vice President--Agency Division since January 1987.
Vice President
--------------------------------------------------------------------------------
Michael J. Klyce          Vice President of Torchmark Corporation since
Vice President and        January 1984.
Treasurer
--------------------------------------------------------------------------------
John H. Livingston        Counsel of United Investors since May 1996.
Director, Secretary and   Secretary of United Investors since December 1994.
Counsel                   Associate Counsel of United Investors, July 1990-
                          April 1996. Associate Counsel of Liberty National Life
                          Insurance Company since October 1986.
--------------------------------------------------------------------------------
James L. Mayton, Jr.      Vice President & Controller of Liberty National Life
Vice President and        Insurance Company since January 1985.
Controller
--------------------------------------------------------------------------------
Carol A. McCoy            Assistant Secretary of Torchmark Corporation since
Director                  April 1987. Associate Counsel of Torchmark
                          Corporation since January 1985.
--------------------------------------------------------------------------------
Anthony L. McWhorter      President of Liberty National Life Insurance Company
Director                  since December 1994. Executive Vice President
                          and Chief Actuary of Liberty National, November 1993-
                          December 1994. Senior Vice President & Chief
                          Actuary of Liberty National, September 1991-
                          November 1993.
--------------------------------------------------------------------------------
Ronald K. Richey          Chairman of Torchmark Corporation since August
Chairman of the Board     1986 and Chief Executive Officer since December
and Chief Executive       1984. Chairman of United Investors Management
Officer                   Company since October 1986.
--------------------------------------------------------------------------------
James L. Sedgwick         President of United Investors since September 1991.
President and Director    General Counsel, Vice President and Secretary
                          of United Investors, July 1979-September 1991.

-----------------------------------------------------------------------------
NAME AND POSITION WITH                  PRINCIPAL OCCUPATION
   UNITED INVESTORS                  DURING THE PAST FIVE YEARS
-----------------------------------------------------------------------------
Ross W. Stagner         Vice President of United Investors since January
Vice President and      1992. Assistant Vice President of United Investors,
Director                March 1988-January 1992.
-----------------------------------------------------------------------------
William L. Surber       Vice President of United Investors since April 1992.
Vice President and      Assistant Vice President of United Investors, January
Director                1982-April 1992.
-----------------------------------------------------------------------------
Keith A. Tucker         Vice Chairman of Torchmark Corporation since May
Director                1991.
-----------------------------------------------------------------------------

  SALE OF THE POLICIES. Waddell & Reed, Inc., an affiliate of United Investors, acts as the principal underwriter of the Policies. Waddell & Reed, Inc. also acts as principal underwriter for United Investors Life Variable Account, a separate account also established by United Investors, and may act as principal underwriter for other separate accounts established by affiliates of United Investors. Waddell & Reed, Inc. is the principal underwriter of the funds in the United Group of Mutual Funds and Waddell & Reed Funds, Inc. Waddell & Reed, Inc. is a corporation organized under the laws of the state of Delaware in 1981, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Policies may not be available in all states. Waddell & Reed, Inc. may enter into written sales agreements with various broker-dealers to aid in the sale of the Policies. A commission plus bonus compensation may be paid to broker-dealers or agents in connection with sales of the Policies.

  VOTING OF PORTFOLIO SHARES. United Investors is the legal owner of shares held by the Investment Divisions and as such has the right to vote on all matters submitted to shareholders of the Portfolios. However, as required by law, United Investors will vote shares held in the Investment Divisions at meetings of the shareholders of the Portfolios in accordance with instructions received from Owners with Policy Value in the Investment Divisions. TMK/United does not hold regular annual shareholder meetings. To obtain voting instructions from Owners, before a meeting of shareholders of the Portfolios, United Investors will send Owners voting instruction material, a voting instruction form and any other related material. Shares held by an Investment Division for which no timely instructions are received will be voted by United Investors in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit United Investors to vote shares of the Portfolios in its own right, United Investors may elect to do so. United Investors may, if required by state insurance officials, disregard Owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the Portfolios, or to approve or disapprove an investment advisory agreement. In addition, United Investors may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Portfolios, provided that United Investors reasonably disapproves of such changes in accordance with applicable federal regulations. If United Investors ever disregards voting instructions, Owners will be advised of that action and of the reasons for such action in the next report to Owners.

  OTHER INFORMATION. A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

  LITIGATION. No legal or administrative proceeding is pending that would have a material effect upon the Variable Account.

  LEGAL MATTERS. All matters of Missouri law pertaining to the Policy, including the validity of the Policy and United Investors' right to issue the Policy under Missouri insurance law and any other applicable state insurance or securities laws, have been passed upon by James L. Sedgwick, Esq., President of United Investors. Legal advice regarding certain matters relating to federal securities laws applicable to the issuance of the Policy described in this prospectus has been provided by Sutherland, Asbill & Brennan LLP of Washington, D.C.

  EXPERTS. The balance sheets of United Investors Life Insurance Company as of December 31, 1996 and 1995, and the related statements of operations, shareholder's equity, and cash flows for each of the years in the three-year period ended December 31, 1996 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by W. Thomas Aycock, Vice President and Chief Actuary of United Investors, whose opinion is filed as an exhibit to the registration statement.

  FINANCIAL STATEMENTS. The financial statements of United Investors appear on the following pages. No financial statements are presented for the Variable Account because it has yet to commence operations. The financial statements of United Investors should be distinguished from financial statements of the Variable Account (once the Variable Account's financial statements are presented) and should be considered only as bearing upon United Investors's ability to meet its obligations under the Policies.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Investors Life Insurance Company
Birmingham, Alabama

We have audited the accompanying balance sheets of United Investors Life Insurance Company as of December 31, 1996 and 1995 and the related statements of operations, shareholder's equity and cash flow for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Investors Life Insurance Company at December 31, 1996 and 1995 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                          KPMG PEAT MARWICK LLP

Birmingham, Alabama
January 31, 1997

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                                 BALANCE SHEETS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                             AT DECEMBER 31,
                                                          ---------------------
                                                             1996       1995
                                                          ---------- ----------
                                    ASSETS
Investments:
 Fixed maturities--available for sale, at fair value
  (cost: 1996--$621,177; 1995--$612,375)................. $  624,880    637,844
 Policy loans............................................     14,332     12,299
 Other long-term invested assets.........................     21,411     19,848
 Short-term investments..................................      1,834      4,223
                                                          ---------- ----------
   Total investments.....................................    662,457    674,214
Cash.....................................................      2,404      6,042
Accrued investment income (includes amounts from
 affiliates:
 1996--$473; 1995--$473).................................     10,781      9,963
Receivables (includes amounts from affiliates:
 1996--$35,423; 1995--$35,322)...........................     38,058     37,858
Deferred acquisition costs...............................    169,986    144,716
Value of insurance purchased.............................     16,160     18,679
Goodwill.................................................      7,055      7,340
Property and equipment...................................        156        125
Other assets.............................................      1,534      2,242
Separate account assets..................................  1,420,025  1,085,844
                                                          ---------- ----------
   Total assets.......................................... $2,328,616 $1,987,023
                                                          ========== ==========
                     LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits.................................. $  531,297 $  517,177
 Unearned and advance premiums...........................      2,804      2,521
 Other policy liabilities................................      8,135      6,264
                                                          ---------- ----------
  Total policy liabilities...............................    542,236    525,962
 Accrued income taxes....................................     43,063     50,313
 Other liabilities.......................................      2,265      2,132
 Due to affiliates.......................................      8,965      9,644
 Separate account liabilities............................  1,420,025  1,085,844
                                                          ---------- ----------
   Total liabilities.....................................  2,016,554  1,673,895
Shareholder's equity:
 Common stock, par value $6 per share-authorized,
  issued and outstanding:
  500,000 shares.........................................      3,000      3,000
 Additional paid-in capital..............................    137,950    137,950
 Unrealized investment gains, net of applicable taxes....      4,460     12,292
 Retained earnings.......................................    166,652    159,886
                                                          ---------- ----------
   Total shareholder's equity............................    312,062    313,128
                                                          ---------- ----------
   Total liabilities and shareholder's equity............ $2,328,616 $1,987,023
                                                          ========== ==========

                See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                     YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                      1996     1995     1994
                                                    -------- -------- --------
Revenue:
 Premium income.................................... $ 65,114 $ 61,792 $ 57,753
 Policy charges and fees...........................   29,403   23,109   18,259
 Net investment income (includes amounts from af-
  filiates: 1996-- $2,847; 1995--$3,058; 1994--
  $628)............................................   51,128   49,356   46,258
 Realized investment gains (losses)................      925    1,441   (2,047)
 Other income......................................        0        4        2
                                                    -------- -------- --------
   Total revenue...................................  146,570  135,702  120,225
Benefits and expenses:
 Policy benefits:
  Individual life..................................   47,355   42,943   39,578
  Annuity..........................................   15,807   16,540   15,326
                                                    -------- -------- --------
   Total policy benefits...........................   63,162   59,483   54,904
 Amortization of deferred acquisition costs........   19,850   16,602   15,790
 Commissions and premium taxes (includes amounts to
  affiliates: 1996--$4,723; 1995--$4,000; 1994--
  $4,008)..........................................    5,248    4,691    4,205
 Other operating expense (includes amounts to af-
  filiates: 1996--$2,181; 1995--$1,862; 1994--
  $1,774)..........................................    3,966    3,679    3,954
                                                    -------- -------- --------
   Total benefits and expenses.....................   92,226   84,455   78,853
                                                    -------- -------- --------
Net operating income before income taxes...........   54,344   51,247   41,372
Income taxes.......................................   19,078   18,037   14,337
                                                    -------- -------- --------
   Net income...................................... $ 35,266 $ 33,210 $ 27,035
                                                    ======== ======== ========


                See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                       STATEMENTS OF SHAREHOLDER'S EQUITY
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                             UNREALIZED
                                  ADDITIONAL INVESTMENT               TOTAL
                           COMMON  PAID-IN     GAINS    RETAINED  SHAREHOLDER'S
                           STOCK   CAPITAL    (LOSSES)  EARNINGS     EQUITY
                           ------ ---------- ---------- --------  -------------
YEAR ENDED DECEMBER 31,
 1994
  Balance at January 1,
   1994................... $3,000  $137,915   $11,885   $117,141    $269,941
  Net income..............                                27,035      27,035
  Dividends...............                               (10,000)    (10,000)
  Net change in unrealized
   investment gains (loss-
   es)....................                    (24,263)               (24,263)
                           ------  --------   -------   --------    --------
  Balance at December 31,
   1994...................  3,000   137,915   (12,378)   134,176     262,713
YEAR ENDED DECEMBER 31,
 1995
  Net income..............                                33,210      33,210
  Dividends...............                                (7,500)     (7,500)
  Exercise of stock op-
   tions..................               35                               35
  Net change in unrealized
   investment gains (loss-
   es)....................                     24,670                 24,670
                           ------  --------   -------   --------    --------
  Balance at December 31,
   1995...................  3,000   137,950    12,292    159,886     313,128
YEAR ENDED DECEMBER 31,
 1996
  Net income..............                                35,266      35,266
  Dividends...............                               (28,500)    (28,500)
  Net change in unrealized
   investment gains (loss-
   es)....................                     (7,832)                (7,832)
                           ------  --------   -------   --------    --------
  Balance at December 31,
   1996................... $3,000  $137,950   $ 4,460   $166,652    $312,062
                           ======  ========   =======   ========    ========


                See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOW
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                 YEAR ENDED DECEMBER 31,
                                               ------------------------------
                                                 1996      1995       1994
                                               --------  ---------  ---------
Net income.................................... $ 35,266  $  33,210  $  27,035
Adjustments to reconcile net income to cash
 provided from operations:
 Increase in future policy benefits...........   20,692     22,011     19,302
 Increase (decrease) in other policy benefits.    2,154       (614)      (753)
 Deferral of policy acquisition costs.........  (33,744)   (28,870)   (28,116)
 Amortization of deferred acquisition costs...   19,850     16,602     15,790
 Change in accrued income taxes...............   (3,033)     2,644     (1,557)
 Depreciation.................................       44         52         71
 Realized (gains) losses on sale of invest-
  ments and properties........................     (925)    (1,441)     2,047
 Other accruals and adjustments...............     (997)    (3,525)    (1,558)
                                               --------  ---------  ---------
Cash provided from operations.................   39,307     40,069     32,261
Cash used for investment activities:
 Investments sold or matured:
  Fixed maturities available for sale--sold...   15,246    149,076     64,713
  Fixed maturities available for sale--
   matured, called and repaid.................   44,523     50,659    107,977
  Equity securities...........................        0      3,341          0
  Other long-term investments.................      482      9,316      1,830
                                               --------  ---------  ---------
   Total investments sold or matured..........   60,251    212,392    174,520
 Acquisition of investments:
  Fixed maturities--available for sale........  (68,214)  (244,162)  (180,473)
  Equity securities...........................        0          0       (102)
  Net increase in policy loans................   (2,033)    (2,121)    (1,524)
  Other long-term investments.................   (1,183)    (1,587)    (2,461)
                                               --------  ---------  ---------
   Total acquisition of investments...........  (71,430)  (247,870)  (184,560)
 Net (increase) decrease in short-term invest-
  ments.......................................    2,389     (1,901)    12,669
 Funds loaned to affiliates...................   (3,500)   (21,000)   (54,000)
 Funds repaid from affiliates.................    3,500     21,000     27,000
 Disposition of properties....................       34          6         15
 Additions to properties......................     (117)       (33)       (23)
                                               --------  ---------  ---------
Cash used for investment activities...........   (8,873)   (37,406)   (24,379)
Cash used for financing activities:
 Cash dividends paid to shareholder...........  (27,500)    (7,500)   (10,000)
 Net receipts from deposit product operations.   (6,572)     3,343       (450)
                                               --------  ---------  ---------
Cash used for financing activities............  (34,072)    (4,157)   (10,450)
Decrease in cash..............................   (3,638)    (1,494)    (2,568)
Cash at beginning of year.....................    6,042      7,536     10,104
                                               --------  ---------  ---------
Cash at end of year........................... $  2,404  $   6,042  $   7,536
                                               ========  =========  =========

                See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization: United Investors Life Insurance Company (the "Company") is a wholly-owned subsidiary of United Investors Management Company ("United Management"), which is a wholly-owned subsidiary of Torchmark Corporation ("Torchmark"), the ultimate parent.

DESCRIPTION OF BUSINESS

  The Company is a life insurer licensed in 49 states. The Company offers a full range of life, annuity and variable products through its agents and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the insurance department of states in which it is licensed, and undergoes periodic examinations by those departments.

  The following is a description of certain risks facing life insurers and how the Company mitigates those risks:

    Legal/Regulatory Risk is the risk that, changes in the legal or regulatory environment in which an insurer operates, will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or otherwise affecting the industry in which the insurer operates, new legal theories or insurance company insolvencies through guaranty fund assessments, may create costs in the future for the insurer beyond those recorded in the financial statements. The Company attempts to mitigate this risk by offering a wide range of products and by operating in 49 states, thus reducing its exposure to any single product or non-Federal jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

    Credit Risk is the risk that issuers of securities owned by the Company will default or that other parties, including reinsurers that have obligations to the Company, will not pay or perform. The Company attempts to minimize the risk by adhering to a conservative investment strategy and by maintaining sound reinsurance and credit and collection policies.

    Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company attempts to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to sell assets prior to maturity and recognize a gain or loss.

  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

  The estimates susceptible to significant change are those used in determining the liability for policy reserves, losses and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

  Basis of Presentation: The accompanying financial statements include the accounts of United Investors Life Insurance Company ("United Investors") which is a wholly-owned subsidiary of United Investors Management Company ("United Management"). The financial statements have been prepared on the basis of generally accepted accounting principles ("GAAP"). The preparation of

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Investments: United Investors classifies all of its fixed maturity investments, which includes bonds and redeemable preferred stocks, as available for sale. Investments classified as available for sale are carried at fair value with unrealized gains and losses, net of deferred taxes, reflected directly in shareholder's equity. Investments in equity securities, which include common and nonredeemable preferred stocks, are reported at fair value with unrealized gains and losses, net of deferred taxes, reflected directly in shareholder's equity. Policy loans are carried at unpaid principal balances. Short-term investments include investments in certificates of deposit and other interest-bearing time deposits with original maturities within three months. Other long-term investments consist of investments in mutual funds which are carried at fair value. Other long-term investments also include passive energy limited-partnership investments which are valued at partnership equity. If an investment becomes permanently impaired, such impairment is treated as a realized loss and the investment is adjusted to net realizable value.

  Gains and losses realized on the disposition of investments are recognized as revenues and are determined on a specific identification basis.

  Realized investment gains and losses and investment income attributable to separate accounts are credited to the separate accounts and have no effect on United Investor's net income. Investment income attributable to policyholders is included in United Investor's net investment income. Net investment income for the years ended December 31, 1996, 1995 and 1994 included approximately $37,600, $38,000, and $35,700, respectively, which was allocable to policyholder reserves or accounts. Realized investment gains and losses are not allocable to policyholders.

  Determination of Fair Values of Financial Instruments: Fair value for cash, short-term investments, receivables and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments. Fair value of future benefits for universal life and current interest products and annuity products are based on the fund value.

  Cash: Cash consists of balances on hand and on deposit in banks and financial institutions.

  Recognition of Revenue and Related Expenses: Premiums for insurance contracts which are not defined as universal life-type according to the Financial Accounting Standards Board's Statement of Accounting Standards
(SFAS) 97 are recognized as revenue over the premium-paying period of the policy. Premiums for limited-payment life insurance contracts as defined by SFAS 97 are recognized over the contract period. Premiums for universal life-type and annuity contracts are added to the policy account value, and revenues from such products are recognized as charges to the policy account value for mortality, administration, and surrenders (retrospective deposit method). The related benefits and expenses are matched with revenues by means of the provision for future policy benefits and the amortization of deferred acquisition costs in a manner which recognizes profits as they are earned over the same period.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Future Policy Benefits: The liability for future policy benefits for universal life-type products according to SFAS 97 is represented by policy account value. Annuity Contracts are accounted for as deposit contracts. The liability for future policy benefits for other products is provided on the net level premium method based on estimated investment yields, mortality, persistency and other assumptions which were appropriate at the time the policies were issued. Assumptions used are based on United Investor's experience as adjusted to provide for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. If it is determined that future expected experience differs significantly from that assumed, the estimates are revised.

  Deferred acquisition costs: The costs of acquiring new insurance business are deferred. Such costs consist of sales commissions, underwriting expenses, and certain other selling expenses. The costs of acquiring new business through the purchase of other companies and blocks of insurance business are also deferred.

  Deferred acquisition costs, including the value of insurance purchased, for policies other than universal life-type policies according to SFAS 97, are amortized with interest over an estimate of the premium-paying period of the policies in a manner which charges each year's operations in proportion to the receipt of premium income. For universal life-type policies, acquisition costs are amortized with interest in proportion to estimated gross profits. The assumptions used as to interest, withdrawals and mortality are consistent with those used in computing the liability for future policy benefits and expenses. If it is determined that future experience differs significantly from that previously assumed, the estimates are revised. Deferred acquisition costs are adjusted to reflect the amounts associated with unrealized investment gains and losses pertaining to universal life-type products.

  Income Taxes: Income taxes are accounted for under the asset and liability method in accordance with SFAS 109. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement book values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Interest Expense: Interest expense includes interest on borrowed funds not used in the production of investment income. Interest expense relating to the production of investment income is deducted from investment income.

  Property and Equipment: Property and equipment is reported at cost less allowances for depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of these assets which range from three to ten years.

  Goodwill: Goodwill represents the excess cost over the fair value of the net assets acquired when United Investors was purchased by Torchmark Corporation (Torchmark) in 1981 and is being amortized on a straight-line basis over forty years.

  Reclassifications: Certain amounts in the financial statements presented have been reclassified from amounts previously reported. These reclassifications have no effect on previously reported shareholder's equity or net income during the periods involved.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 2--STATUTORY ACCOUNTING

  United Investors is required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from GAAP. Net income and shareholder's equity on a statutory basis for United Investors were as follows:

                                        NET INCOME         SHAREHOLDERS' EQUITY
                                  YEAR ENDED DECEMBER 31,     AT DECEMBER 31,
                                 ------------------------- ---------------------
                                   1996     1995    1994      1996       1995
                                 -------- -------- ------- ---------- ----------
   Life insurance............... $ 26,640 $ 29,636 $ 7,752 $  154,222 $  156,673

  The excess of shareholder's equity on a GAAP basis over that determined on a statutory basis is not available for distribution to the shareholder without regulatory approval.

  A reconciliation of United Investors' statutory net income to GAAP net income is as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     1996      1995      1994
                                                    -------  --------  --------
   Statutory net income............................ $26,640  $ 29,636  $  7,752
   Deferral of acquisition costs...................  33,744    28,870    28,116
   Amortization of acquisition costs............... (19,850)  (16,602)  (15,790)
   Differences in policy liabilities...............  (4,361)   (6,774)   13,515
   Deferred income taxes...........................    (773)   (1,389)   (4,271)
   Other...........................................    (134)     (531)   (2,287)
                                                    -------  --------  --------
   GAAP net income................................. $35,266  $ 33,210  $ 27,035
                                                    =======  ========  ========

  A reconciliation of United Investors' statutory shareholder's equity to GAAP shareholder's equity is as follows:

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1996         1995
                                                      -----------  -----------
   Statutory shareholder's equity....................    $154,222  $   156,673
   Differences in policy liabilities.................      20,834       21,993
   Deferred acquisition costs and value of insurance
    purchased........................................     186,146      163,396
   Differences in income tax liability...............    (44,679)      (47,982)
   Asset valuation reserve...........................      10,762        9,388
   Nonadmitted assets................................       1,856        1,778
   Fair value adjustment on fixed maturities avail-
    able for sale....................................       3,703       25,469
   Goodwill..........................................       7,055        7,340
   Due and deferred premiums.........................     (29,324)     (26,261)
   Other.............................................       1,487        1,334
                                                      -----------  -----------
   GAAP shareholder's equity......................... $   312,062  $   313,128
                                                      ===========  ===========


  The NAIC has adopted a model act that requires a risk based capital formula to be applied to all life and health insurers. The risk based capital formula is a threshold formula rather than a target capital formula. It is designed only to identify companies that require regulatory attention and is not to be used to rate or rank companies that are adequately capitalized. United Investors is adequately capitalized under the risk based capital formula.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 3--INVESTMENT OPERATIONS

Investment income is summarized as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1996     1995      1994
                                                    -------  -------  --------
 Fixed maturities.................................. $46,366  $43,482  $ 43,532
 Equity securities.................................       0       76         0
 Policy loans......................................   1,001      851       730
 Other long-term investments.......................   1,211    1,681     1,314
 Short-term investments............................     287      717       493
 Interest and dividends from affiliates............   2,847    3,058       628
                                                    -------  -------  --------
                                                     51,712   49,865    46,697
 Less investment expense...........................    (584)    (509)     (439)
                                                    -------  -------  --------
 Net investment income............................. $51,128  $49,356  $ 46,258
                                                    =======  =======  ========
 Analysis of gains (losses) from investments:
  Realized investment gains (losses)
   Fixed maturities................................ $   925  $   319  $ (2,189)
   Equity securities...............................       0    1,276         0
   Mutual funds....................................       0     (154)      142
                                                    -------  -------  --------
  Net realized gains (losses)...................... $   925  $ 1,441  $ (2,047)
                                                    =======  =======  ========
Analysis of change in unrealized investment gains
 (losses):
 Net change in unrealized investment gains (losses)
  on equity securities before tax.................. $     0  $  (438) $    437
 Net change in unrealized investment gains on fixed
  maturities available for sale before tax......... (21,767)  58,321   (58,904)
 Other.............................................     861    3,602    (1,557)
 Adjustment to deferred acquisition costs..........   8,857  (23,532)   22,697
 Applicable tax....................................   4,217  (13,283)   13,064
                                                    -------  -------  --------
 Net change in unrealized gains (losses) on equity
  and fixed maturity securities available for sale. $(7,832) $24,670  $(24,263)
                                                    =======  =======  ========

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 3--INVESTMENT OPERATIONS (CONTINUED)

  A summary of fixed maturities available for sale by amortized cost and estimated market value at December 31, 1996 and 1995 is as follows:

                                       GROSS      GROSS             AMOUNT PER
                           AMORTIZED UNREALIZED UNREALIZED  MARKET  THE BALANCE
1996:                        COST      GAINS      LOSSES    VALUE      SHEET
-----                      --------- ---------- ---------- -------- -----------
 Fixed maturities avail-
  able for sale:
 Bonds:
  U.S. Government direct
   obligations and agen-
   cies................... $ 21,832    $   79    $  (270)  $ 21,641  $ 21,641
  GNMA's..................  150,505     6,297       (812)   155,990   155,990
  Mortgage-backed
   securities, GNMA
   collateral.............   34,904       785         (6)    35,683    35,683
  Other mortgage-backed
   securities.............    4,060       -0-        -0-      4,060     4,060
  States, municipalities
   and political
   subdivisions...........   45,544       383       (894)    45,033    45,033
  Foreign governments.....    3,272       158          0      3,430     3,430
  Public utilities........   22,543       483       (345)    22,681    22,681
  Industrial and miscella-
   neous..................  338,517     3,737     (5,892)   336,362   336,362
                           --------    ------    -------   --------  --------
  Total fixed maturities..  621,177    11,922     (8,219)   624,880   624,880
                           ========    ======    =======   ========  ========
1995:
-----
 Fixed maturities avail-
  able for sale:
 Bonds:
  U.S. Government direct
   obligations and agen-
   cies................... $ 21,790    $  613    $   -0-   $ 22,403  $ 22,403
  GNMA's..................  179,808     8,653        (87)   188,374   188,374
  Mortgage-backed
   securities, GNMA
   collateral.............   42,505     2,195        -0-     44,700    44,700
  Other mortgage-backed
   securities.............      -0-       -0-        -0-        -0-       -0-
  States, municipalities
   and political
   subdivisions...........   37,305       946       (375)    37,876    37,876
  Foreign governments.....    1,401        92        -0-      1,493     1,493
  Public utilities........   22,390     1,105        (18)    23,477    23,477
  Industrial and miscella-
   neous..................  307,176    12,872       (527)   319,521   319,521
                           --------    ------    -------   --------  --------
  Total fixed maturities..  612,375    26,476     (1,007)   637,844   637,844
                           ========    ======    =======   ========  ========

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 3--INVESTMENT OPERATIONS (CONTINUED)

  A schedule of fixed maturities by contractual maturity at December 31, 1996 is shown below on an amortized cost basis and on a market value basis. Actual maturities could differ from contractual maturities due to call or prepayment provisions.

                                                             AMORTIZED  MARKET
                                                               COST     VALUE
                                                             --------- --------
   Fixed maturities available for sale;
    Due in one year or less................................. $ 10,361  $ 10,555
    Due after one year through five years...................   87,414    89,132
    Due after five years through ten years..................  230,582   227,944
    Due after ten years.....................................  103,351   101,516
                                                             --------  --------
                                                              431,708   429,147
   Mortgage- and asset-backed securities....................  189,469   195,733
                                                             --------  --------
                                                             $621,177  $624,880
                                                             ========  ========

  Proceeds from sales of fixed maturities available for sale were $15,246 in 1996, $149,076 in 1995, and $64,713 in 1994. Gross gains realized on these sales were $749 in 1996, $3,157 in 1995, and $1,058 in 1994. Gross losses on these sales were $0 in 1996, $2,126 in 1995, and $3,468 in 1994.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 4--DEFERRED ACQUISITION COSTS

  An analysis of deferred acquisition costs and the value of insurance purchased is as follows:

                                 1996                  1995                  1994
                         --------------------- --------------------- ---------------------
                          DEFERRED   VALUE OF   DEFERRED   VALUE OF   DEFERRED   VALUE OF
                         ACQUISITION INSURANCE ACQUISITION INSURANCE ACQUISITION INSURANCE
                            COSTS    PURCHASED    COSTS    PURCHASED    COSTS    PURCHASED
                         ----------- --------- ----------- --------- ----------- ---------
Balance at beginning of
 year...................  $144,716    $18,679   $153,677    $20,983   $116,406   $ 23,231
 Additions:
  Deferred during peri-
   od:
   Commissions..........    28,492          0     24,258          0     23,533          0
   Other expenses.......     5,252          0      4,611          0      4,583          0
                          --------    -------   --------    -------   --------   --------
    Total deferred......    33,744          0     28,869          0     28,116          0
 Adjustment attributable
  to unrealized
  investment loss (1)...     8,857          0          0          0     22,697          0
                          --------    -------   --------    -------   --------   --------
    Total additions.....    42,601          0     28,869          0     50,813          0
 Deductions:
  Amortized during peri-
   od...................   (16,894)    (2,519)   (14,062)    (2,304)   (12,109)    (2,248)
  Adjustment
   attributable to
   unrealized investment
   gains (1)............         0          0    (23,532)         0          0          0
  Adjustment
   attributable to
   realized investment
   gains (1)............      (437)         0       (236)         0     (1,433)         0
                          --------    -------   --------    -------   --------   --------
    Total deductions....   (17,331)    (2,519)   (37,830)    (2,304)   (13,542)    (2,248)
                          --------    -------   --------    -------   --------   --------
Balance at end of year..   169,986     16,160   $144,716    $18,679   $153,677   $ 20,983
                          ========    =======   ========    =======   ========   ========

--------
(1) Represents amounts pertaining to investments relating to universal life-type products.

  The amount of interest accrued on the unamortized balance of value of insurance purchased was approximately $1,100, $1,300, and $1,500 for the years ended December 31, 1996, 1995 and 1994, respectively. The average interest accrual rates used were 6.44%, 6.59% and 6.74%, respectively. The estimated amount of the unamortized value of business purchased balance at December 31, 1996 to be amortized during each of the next five years is: 1997, $1,777; 1998, $1,582; 1999, $1,408; 2000, $1,253; 2001, $1,115.

  In the event of lapses or early withdrawals in excess of those assumed, deferred acquisition costs and the value of insurance purchased may not be recoverable.

NOTE 5--PROPERTY AND EQUIPMENT

  A summary of property and equipment used in the business is as follows:

                                           AT DECEMBER 31,     AT DECEMBER 31,
                                                1996                1995
                                         ------------------- -------------------
                                                ACCUMULATED         ACCUMULATED
                                          COST  DEPRECIATION  COST  DEPRECIATION
                                         ------ ------------ ------ ------------
Data processing equipment............... $  192    $  147    $  155    $  137
Transportation equipment................    132        37       142        73
Furniture and office equipment .........    919       903       919       881
                                         ------    ------    ------    ------
  Total................................. $1,243    $1,087    $1,216    $1,091
                                         ======    ======    ======    ======

  Depreciation expense on property and equipment used in the business was $44, $52 and $71 in each of the years 1996, 1995, and 1994, respectively.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 6--FUTURE POLICY BENEFIT RESERVES

  A summary of the assumptions used in determining the liability for future policy benefits at December 31, 1996 is as follows:

                           INDIVIDUAL LIFE INSURANCE

Interest Assumptions:

                                                              PERCENT OF
      YEARS OF ISSUE            INTEREST RATES                LIABILITY
      --------------         ---------------------            ----------
      1962-1996               3% level to 6% level                 8%
      1986-1992              7.00% graded to 6.00%                20%
      1962-1985              8.50% graded to 6.00%                 5%
      1981-1985              8.50% graded to 7.00%                 6%
      1984-1996                 Interest sensitive                61%
                                                                 ----
                                                                 100%
                                                                 ====

Mortality assumptions:
  The mortality tables used are various statutory mortality tables and modifications of:

                          1965-70 Select and Ultimate Table
                          1975-80 Select and Ultimate Table

Withdrawal assumptions:
  Withdrawal assumptions are based on United Investors' experience.

NOTE 7--INCOME TAXES

  United Investors is included in the life-nonlife consolidated federal income tax return filed by Torchmark. Under the tax allocation agreement with Torchmark, a company with taxable income pays tax equal to the amount it would pay if it filed a separate tax return. A company with a loss is paid a tax benefit currently to the extent that affiliated companies with taxable income utilize that loss.

  Total income taxes were allocated as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1996     1995     1994
                                                    -------  -------  -------
   Net operating income before income taxes........ $19,078  $18,037  $14,337
   Shareholder's equity:
    Unrealized gains (losses)......................  (4,217)  13,283  (13,064)
    Tax basis compensation expense in excess of
     amounts recognized for financial reporting
     purposes from the exercise of stock options...       0      (35)       0
    Other..........................................    (152)       1       (1)
                                                    -------  -------  -------
                                                    $14,709  $31,286  $ 1,272
                                                    =======  =======  =======

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)
NOTE 7--INCOME TAXES (CONTINUED)

  Income tax expense before the adjustments to shareholder's equity is summarized below:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1996    1995    1994
                                                        ------- ------- -------
Current income tax expense............................. $18,305 $16,648 $10,066
Deferred income tax expense............................     773   1,389   4,271
                                                        ------- ------- -------
                                                        $19,078 $18,037 $14,337
                                                        ======= ======= =======


  In 1996, 1995, and 1994, deferred income tax expense was incurred because of the difference between net operating income before income taxes as reported on the statements of operations and taxable income as reported on United Investor's income tax returns. As explained in Note 1, this difference caused the financial statement book values of some assets and liabilities to be different from their respective tax bases.

  The effective income tax rate differed from the expected 35% rate in 1996, 1995 and 1994 as shown below:

                                              YEAR ENDED DECEMBER 31,
                                        ----------------------------------------
                                         1996     %    1995     %    1994     %
                                        -------  ---  -------  ---  -------  ---
Expected income taxes.................. $19,020   35% $17,936   35% $14,480   35%
Increase (reduction) in income taxes
 resulting from:
 Tax-exempt investment income..........     (38)   0     (102)   0     (243)   0
 Purchase accounting differences.......      99    0       99    0       99    0
 Other.................................      (3)   0      104    0        1    0
                                        -------  ---  -------  ---  -------  ---
Income taxes........................... $19,078   35% $18,037   35% $14,337   35%
                                        =======  ===  =======  ===  =======  ===

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)
NOTE 7--INCOME TAXES (CONTINUED)

  The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           1996        1995
                                                        ----------- -----------
   Deferred tax assets:
    Future policy benefits and unearned and advance
     premiums.......................................... $     5,936 $     9,622
    Present value of future surrender charges..........       9,636       4,083
    Other liabilities, principally due to the current
     nondeductibilty for tax purposes of certain
     accrued expenses..................................         147         188
                                                        ----------- -----------
    Total gross deferred tax assets....................      15,719      13,893
                                                        ----------- -----------
    Net deferred tax assets............................      15,719      13,893
                                                        ----------- -----------
   Deferred tax liabilities:
    Deferred acquisition costs.........................      53,625      50,806
    Unrealized investment gains........................       2,402       6,619
    Other..............................................         766       1,138
                                                        ----------- -----------
    Total gross deferred tax liabilities...............      56,793      58,563
                                                        ----------- -----------
    Net deferred tax liability.........................      41,074      44,670
                                                        =========== ===========

  In United Investor's opinion, all deferred tax assets will be recoverable.

  United Investors has not recognized a deferred tax liability of approximately $2,200 that arose prior to 1984 on temporary differences related to its policyholders' surplus account. A current tax expense will be recognized in the future if and when this tax becomes payable.

NOTE 8--POSTRETIREMENT BENEFITS

  Pension Plans: The full-time employees of United Investors are covered under a defined benefit pension plan and a defined contribution savings plan. These plans cover primarily employees of other Torchmark and United Management affiliates. The total costs of these retirement plans charged to operations were as follows:

                                                              DEFINED    DEFINED
    YEAR ENDED                                              CONTRIBUTION BENEFIT
   DECEMBER 31,                                                PLANS      PLAN
   ------------                                             ------------ -------
    1996..................................................      $41       $115
    1995..................................................       39         75
    1994..................................................       38         66

  Net periodic pension cost for the defined benefit plan which covers United Investors' employees has been calculated on the projected unit credit actuarial cost method in accordance with SFAS 87,

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 8--POSTRETIREMENT BENEFITS (CONTINUED)

which was adopted effective January 1, 1986. Contributions are made to the plan equal to pension expense subject to minimums required by regulation and maximums allowed for tax purposes. United Investors records the difference between the SFAS 87 expense and the actual cash contribution to the plan to a liability account. The liability recorded was $55 at December 31, 1996, and $55 at December 31, 1995. The plan is organized as a trust fund whose assets consist primarily of investments in long-term fixed maturities and equity securities. Such assets are valued at market.

  United Investors accrues expense for the defined contribution plans based on a percentage of the employees' contributions. The plans are funded by the employee contributions and a company contribution.

  Postretirement Benefit Plans Other Than Pensions: United Investors provides certain health care benefits ("postretirement benefits") for its retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while working for the Company. Coverage under this plan of health benefits ceases when the covered retiree and/or covered spouse are eligible for Medicare benefits.

  Postretirement benefit cost for the years ending December 31, 1996, 1995 and 1994 was $5, $3 and $16, respectively; this expense includes the expected cost of post- retirement benefits for newly eligible or vested employees, the interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience.

  The unfunded postretirement benefit obligation for retirees and other fully eligible or vested plan participants was $122 and $133 as of December 31, 1996 and 1995, respectively. The discount rate used in determining the accumulated postretirement benefit obligation was 7.50% and the health care cost trend rate was 10%, graded to 4.5% over 10 years.

NOTE 9--RELATED PARTY TRANSACTIONS

  The primary distributor of United Investors' Insurance products is Waddell & Reed, Inc. ("W&R"), a United Management affiliate. W&R receives a commission for marketing these products which was approximately $30,200, $25,700, and $25,300 for the years ended December 31, 1996, 1995, and 1994, respectively.

  United Investors was charged for space, equipment, and services provided by an affiliate amounting to $1,797 in 1996, $1,706 in 1995 and $1,618 in 1994.

  Torchmark performed certain administrative services for United Investors for which it charged $384 in 1996, $156 in 1995 and $156 in 1994.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 9--RELATED PARTY TRANSACTIONS (CONTINUED)


  In January 1994, United Investors loaned United Management $15,000 at an interest rate of 3.75%. This loan was paid in full in February 1994. Interest income related to this loan totaling $41 at December 31, 1994 is included in the accompanying financial statements. In June and July 1994, United Investors loaned Torchmark $2,000 and $17,000, respectively. The notes bear interest at 5.3% and 5.05% respectively and were paid in full in July 1994. In November 1994, United Investors loaned Torchmark $35,000 at an interest rate of 8.11%. Interest income related to the Torchmark loans totaling $2,838 and $3,058 at December 31, 1996 and 1995, respectively, is included in the accompanying financial statements. In January 1996, United Investors loaned Liberty National $3,500 at an interest rate of 5.75%. This loan was paid in full in February 1996. Interest income related to this loan totaling $9 at December 31, 1996 is included in the accompanying financial statements.

  United Investors serves as sponsor to two separate accounts and depositor to the underlying investment fund in connection with its variable product business. During 1997 United Investors will serve as a sponsor and depositor of a third separate account in connection with its variable Product business. At December 31, 1996 and 1995 United Investors had investments of $14,000 and $12,500, in the separate accounts which were included in other long-term invested assets and carried at market.

  Other long-term invested assets also includes investments, carried at market, in the United Group of Mutual Funds and certain other funds for which W&R is the sole advisor. These investments approximated $5,159 and $4,896 at December 31, 1996 and 1995. Investment income derived from these investments is included in net investment income.

NOTE 10--COMMITMENTS AND CONTINGENCIES

  Reinsurance: United Investors reinsures that portion of insurance risk which is in excess of its retention limit. The maximum net retention limit for ordinary life insurance is $525 per life. Life insurance ceded represented 2% of total life insurance in force at December 31, 1996 and 3% of premium income for 1996. United Investors would be liable for the reinsured risks ceded to other companies to the extent that such reinsuring companies are unable to meet their obligation.

  United Investors did not assume insurance risks of other companies for the year ended December 31, 1996.

  Restrictions on the transfer of funds: Regulatory restrictions exist on the transfer of funds from insurance companies. These restrictions generally limit the payment of dividends to the statutory net gain from operations of the prior year in the absence of special approval. Additionally, insurance companies are not permitted to distribute the excess of shareholder's equity as determined on a generally accepted accounting basis over that determined on a statutory basis. Restricted net assets at December 31, 1996 in compliance with all regulations were $160,840.

  Litigation: United Investors is engaged in routine litigation arising from the normal course of business. In management's opinion, this litigation will not materially affect United Investors' financial position or results of operations.

  Concentrations of credit risk: United Investors maintains a highly diversified investment portfolio with limited concentration in any given region, industry, or economic characteristic. The investment portfolio consists of securities of the U.S. government or U.S. government-backed securities (32%); securities of state and municipal governments (7%); investment-grade corporate bonds (48%); United

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 10--COMMITMENTS AND CONTINGENCIES (CONTINUED)

Funds (3%); and policy loans (2%) which are secured by the underlying insurance policy value. The balance of the portfolio is invested in short-term investments, non investment grade corporate bonds, and various limited partnerships. Investments in municipal governments and corporations are made throughout the U.S. with no concentration in any given state. Corporate debt investments are made in a wide range of industries. At December 31, 1996, 1% or more of the portfolio was invested in the following industries: financial services (22%); chemicals (6%); transportation (4%); foods and kindred products (5%); regulated utilities (3%); manufacturing (3%); media and communications (3%); electronics (2%); paper and allied products (2%); and services (1%). At the end of 1996, 7% of the carrying value of securities was rated below investment grade. Par value of these investments was $47,300, amortized cost was $48,112, and market value was $49,034. While these investments could be subject to additional credit risk, such risk should generally be reflected in market value.

  Collateral requirements: United Investors requires collateral for investments in instruments where collateral is available and typically required because of the nature of the investment. Since the majority of United Investor's investments are in government, government-secured, or corporate securities, the requirement for collateral is rare.

NOTE 11--SUPPLEMENTAL DISCLOSURES FOR CASH FLOW STATEMENT

  There were no noncash investing or financing activities for the years 1996, 1995, and 1994.

  The following table summarizes certain amounts paid during the period:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1996    1995    1994
                                                         ------- ------- -------
       Taxes paid....................................... $22,111 $15,393 $14,187

                                   APPENDIX A

                  SURRENDER CHARGES PER $1,000 OF FACE AMOUNT

ISSUE   YEAR
 AGE    1-6   YEAR 7 YEAR 8 YEAR 9 YEAR 10 YEAR 11 YEAR 12 YEAR 13 YEAR 14 YEAR 15 YEAR 16 YEAR 17+
-----  ------ ------ ------ ------ ------- ------- ------- ------- ------- ------- ------- --------
 0-25  $ 6.00  5.45   4.91   4.36    3.82    3.27    2.73   2.18    1.64    1.09    0.55     0.00
26-30  $ 6.50  5.91   5.32   4.73    4.14    3.55    2.95   2.36    1.77    1.18    0.59     0.00
31-35  $ 7.00  6.36   5.73   5.09    4.45    3.82    3.18   2.55    1.91    1.27    0.64     0.00
36-40  $ 7.75  7.05   6.34   5.64    4.93    4.23    3.52   2.82    2.11    1.41    0.70     0.00
41-45  $ 8.75  7.95   7.16   6.36    5.57    4.77    3.98   3.18    2.39    1.59    0.80     0.00
46-50  $10.00  9.09   8.18   7.27    6.36    5.45    4.55   3.64    2.73    1.82    0.91     0.00
51-55  $11.50 10.45   9.41   8.36    7.32    6.27    5.23   4.18    3.14    2.09    1.05     0.00
56-60  $13.75 12.50  11.25  10.00    8.75    7.50    6.25   5.00    3.75    2.50    1.25     0.00
61-65  $16.75 15.23  13.70  12.18   10.66    9.14    7.61   6.09    4.57    3.05    1.52     0.00
66-70  $20.75 18.86  16.98  15.09   13.20   11.32    9.43   7.55    5.66    3.77    1.89     0.00
71-75  $26.00 23.64  21.27  18.91   16.55   14.18   11.82   9.45    7.09    4.73    2.36     0.00

  NOTE: These rates are interpolated during each year. The charge shown is for the beginning of each year. For example, for a 35-year old at issue, during year 6 the charge declines from $7.00 per $1,000 of Face Amount at the beginning of the year to $6.36 per $1,000 of Face Amount at the end of the year.

                          UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

          Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Article XII of United Investors' By-Laws provides as follows:

     Each Director or officer, or former Director or officer, of this Corporation, and his legal representatives, shall be indemnified by the Corporation against liabilities, expenses, counsel fees and costs, reasonably incurred by him or his estate in connection with, or arising out of, any action, suit, proceeding or claim in which he is made a party by reason of his being, or having been, such Director or officer; and any person who, at the request of this Corporation, serves as Director or officer of another corporation in which this Corporation owns corporate stock, and his legal representatives, shall in like manner be indemnified by this Corporation; provided that, in either case shall the Corporation indemnify such Director or officer with respect to any matters as to which he shall be finally adjudged in any such action, suit or proceeding to have been liable for misconduct in the performance of his duties as such Director or officer. The indemnification herein provided for shall apply also in respect of any amount paid in compromise of any such action, suit, proceeding or claim asserted against such Director or officer (including expenses, counsel fees, and costs reasonably incurred in connection therewith), provided that the Board of Directors shall have first approved such proposed compromise settlement and determined that the officer or Director involved is not guilty of misconduct, but in taking such action any Director involved shall not be qualified to vote thereof, and if for this reason a quorum of the Board cannot be obtained to vote on such matters, it shall be determined by a committee of three (3) persons appointed by the shareholders at a duly called special meeting or at a regular meeting. In determining whether or not a Director or officer is guilty of misconduct in relation to any such matter, the Board of Directors or committee appointed by the shareholders, as the case shall be, may rely conclusively upon an opinion of independent legal counsel selected by such Board or committee. The rights to indemnification herein provided shall not be exclusive of any other rights to which such Director or officer may be lawfully entitled.

                REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

          United Investors Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United Investors Life Insurance Company.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     The signatures.

     Written consents of the following persons: James L. Sedgwick; W. Thomas Aycock; KPMG Peat Marwick LLP; and Sutherland, Asbill & Brennan LLP.

     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     1.   A.

          (1) Resolution of the Board of Directors of United Investors Life Insurance Company establishing United Investors Universal Life Variable Account.
          (2)  Not Applicable

          (3)  (a)    Form of Underwriting Agreement
          (4)  Not applicable

          (5)  (a)    Specimen Flexible Premium Variable Life Insurance
                      Policy /1/
               (b)    Accelerated Death Benefit Rider /1/
               (c)    Disability Waiver of Monthly Deduction Rider /1/
               (d)    Additional Insured Term Insurance Rider /1/
               (e)    Children's Term Insurance Rider /1/
               (f)    Accidental Death Benefit Rider /1/

          (6)  (a)    Articles of Incorporation of United Investors Life
                      Insurance Company. /2/
               (b)    By-laws of United Investors Life Insurance Company. /2/
          (7)  Not applicable

          (8)  Form of Participation Agreement
          (9)  Not applicable

          (10) Application form

          (11) Description of issuance, transfer and redemption procedures.

          B.   Not applicable
          C.   Not applicable

     2. Opinion and consent of James L. Sedgwick as to the legality of the securities being registered.

     3.   Not applicable

     4.   Not applicable

     5.   Not applicable

     6. Opinion and consent of W. Thomas Aycock as to actuarial matters pertaining to the securities being registered.

     7.   (a)    Consent of independent accountants
          (b)    Consent of Sutherland, Asbill & Brennan LLP

     8.   Powers of Attorney

-----------------------------

/1/ Incorporated herein by reference to the initial registration statement on Form S-6 (File No. 333-26505) filed on behalf of the Registrant on May 5, 1997.
/2/ Incorporated herein by reference to the registration statement on Form S-6 (File No. 33-11465), filed on behalf of United Investors Life Variable Account on January 22, 1987.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, United Investors Universal Life Variable Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and the State of Alabama, on this 4th day of August, 1997.

                                United Investors Universal Life Variable Account
(SEAL)                              (Registrant)

                                By: United Investors Life Insurance Company
                                    (Depositor)

Attest: /s/  Ross W. Stagner    By: /s/ James L. Sedgwick
        -----------------------    ----------------------
         Vice President                  James L. Sedgwick
                                         President
                                         United Investors Life Insurance Company



Pursuant to the requirements of the Securities Act of 1933, United Investors Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and the State of Alabama, on the 4th day of August, 1997.


                                United Investors Life Insurance Company

(SEAL)

Attest: /s/ Ross W. Stagner     By: /s/ James L. Sedgwick
       -----------------------     ----------------------
       Vice President                    James L. Sedgwick
                                         President
                                         United Investors Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.


Signature                         Title                          Date
---------                         -----                          ----
/s/ Ronald K. Richey      Chairman of the Board of Directors     August 4, 1997
------------------------  and Chief Executive Officer
Ronald K. Richey


/s/ James L. Sedgwick     Director and President                 August 4, 1997
------------------------
James L. Sedgwick


/s/ W. Thomas Aycock      Vice President and Chief Actuary,      August 4, 1997
------------------------  Director
W. Thomas Aycock


/s/ Michael J. Klyce      Vice President and Treasurer           August 4, 1997
------------------------
Michael J. Klyce


/s/ James L. Mayton, Jr.  Vice President and Controller          August 4, 1997
------------------------
James L. Mayton, Jr.


/s/ John H. Livingston    Director, Secretary and Counsel        August 4, 1997
------------------------
John H. Livingston


/s/ Anthony L. McWhorter  Director                               August 4, 1997
------------------------
Anthony L. McWhorter


/s/ Carol A. McCoy        Director and Assistant Secretary       August 4, 1997
------------------------
Carol A. McCoy


/s/ Ross W. Stagner       Vice President and Director            August 4, 1997
------------------------
Ross W. Stagner


/s/ William L. Surber     Vice President and Director            August 4, 1997
------------------------
William L. Surber


                          Director                               August 4, 1997
------------------------
Keith A. Tucker


Exhibit Index

1.A.(3)(a)    Form of Underwriting Agreement

1.A.(8)       Form of Participation Agreement

1.A.(10)      Application Form

1.A.(11)      Description of issuance, transfer and redemption procedures.

2. Opinion and consent of James L. Sedgwick as to the legality of the securities being registered.

6. Opinion and consent of W. Thomas Aycock as to actuarial matters pertaining to the securities being registered

7.(a)         Consent of independent accountants

7.(b)         Consent of Sutherland, Asbill & Brennan LLP